6/17

02042186

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME JG Summit Holdings

*CURRENT ADDRESS

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3572 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/27/02

mr Rojas

82-3572

PHILIPPINE STOCK EXCHANGE INC
OSCAR L. GOMEZ

2002 MAY -2 AM 11:53

200

SEC Number	184044
File Number	

02 JUN 17 AM 11:07

JG SUMMIT HOLDINGS, INC.
AND SUBSIDIARIES

(Company's Full Name)

43rd Floor, Robinsons-Equitable Tower
ADB Avenue corner Poveda Road, Pasig City

(Company's Address)

AR/S
12-31-01

633-7641

(Telephone Number)

December 31, 2001

(Calendar Year Ended)

SEC Form 17-A

Form Type

Amendment Designation (if applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-A

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES

1. For the fiscal year ended **December 31, 2001**

2. SEC Identification Number **184044** 3. BIR Tax Identification No. **000-775-860**

4. Exact name of registrant as specified in its charter **JG Summit Holdings, Inc.**

5. Pasig City, Philippines
Province, Country or other jurisdiction of incorporation or organization

6. (SEC Use Only)
Industry Classification Code:

7. **43rd Floor, Robinsons-Equitable Tower ADB Ave. corner Poveda Road, Pasig City** **1600**
Address of principal office Postal Code

8. **(632) 633 - 76 - 31**
Registrant's telephone number, including area code

9. **Not Applicable**
Former name, former address, and former fiscal year, if changed since last report.

10. Securities registered pursuant to Sections 8 and 12 of the RSC, or Sec. 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
Common Stock	**6,797,191,657**
Long-term commercial Paper	**P2,500,000,000**

11. Are any or all of these securities listed on a Stock Exchange.

Yes [/] No [ ]
If yes, state the name of such stock exchange and the classes of securities listed herein:

Philippine Stock Exchange
Common Stock

12. Check whether the registrant:

(a) has filed all reports required to be filed by Section 17 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of The Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);
Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

13. State the aggregate market value of the voting stock held by non-affiliates of the registrant. The aggregate market value shall be computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within 60 days prior to the date of filing. If a determination as to whether a particular person or entity is an affiliate cannot be made without involving unreasonable effort and expense, the aggregate market value of the common stock held by non-affiliates may be calculated on the basis of assumptions reasonable under the circumstances, provided the assumptions are set forth in this Form. (See definition of "affiliate" in "Annex B").

The aggregate market value of stocks held by non-affiliates is P6,573,665,232.

In May 1999, the Company, through a subsidiary, acquired a 23% stake in a Singapore blue chip listed company, United Industrial Corp., Ltd. which is involved mainly in property development.

Competition

Although RLC is one of the largest real estate developers in the Philippines, with the recent proliferation of new foreign and domestic real estate development in the Philippines, the propertymarket is expected to become more competitive. The Company's real estate business is dependent, in large part, on the availability of large tracts of land suitable for development by the Company. To this end, the Company has selectively accumulated a large landbank that the Company intends to develop in the future. Thereafter, as RLC and its competitors attempt to locate sites for development, it may become more difficult to locate parcels of suitable size and location at costs acceptable to RLC. Competition could also result in an increase in the supply of developed properties that could cause a decrease in property sales prices.

Transactions with and/or Dependence on Related Parties

Rental made by tenant affiliates and various advances to/from various affiliates.

Regulatory Overview

The real estate business is subject to government regulations, among other things, land and title acquisition, development planning and design, construction and mortgage financing and refinancing. The Company has benefited from government policies for providing low-income housing or government assisted financing programs which policies and programs may not continue in the future or may be modified.

TELECOMMUNICATIONS

Established in 1987 and majority-owned by the Company, Digital Telecommunications Phils., Inc. (Digitel) continues to be the second largest provider of wire lines in the country in terms of working lines. Through 667 regional and local exchanges, DIGITEL telephones are now available in 271 towns and cities throughout the provincial areas of Luzon. As of December 31, 2001, DIGITEL has a total of 617,000 lines system-wide with over 406,000 working lines. DIGITEL's voice products and services include the provisioning of local call, national, and international toll services; enhanced through DIGITEL'S suite of value-added services, payphones and pre-paid phone cards (DIGIKARD). Existing foreign carrier correspondent ships and domestic carrier interconnection agreements enable sufficient transmission capacities for efficient routing. Quality customer service assistance provided by MSE Call Center and Customer Care Service personnel are supported by an intelligent network-based platform accessed by over 300 skilled customer care representatives.

In addition to wireline voice services, DIGITEL'S data subsidiary DigitelOne offers corporate customers and consumers access to high-speed data transmission and Internet services. In response to future requirements for convergent technologies enabling simultaneous voice and data services transmissions, DigitelOne's on-going Asymmetrical Digital Subscriber Line (DSL) roll out addresses the demand for broad band access in both business and high-end residential markets. DIGITEL's current network expansion commitment to build a fiber-optic broadband backbone facility strategically strengthens DIGITEL's transmission coverage throughout Luzon, the Visayas and

Mindanao islands, ensuring reliable and efficient nationwide connectivity to major metropolitan business and commercial districts.

In the latter part of 2000, DIGITEL was awarded the provisional authority for Cellular Mobile Telephone System (CMTS). Driven largely by major technological advancements and growth opportunities in the wireless sector, DIGITEL is moving forward with its deployment of 1800 GSM cellular network technology.

On December 17, 2000, DIGITEL entered into an agreement with East Asia Crossing Philipines, Inc. (EACPI)and Philippine Crossing Land Corporation (PCLC) to form a joint venture known as DIGITEL CROSSING. With these broadband network resource, DIGITEL will be able to cater to wider spectrum of local and multinational firms operating in top foreign destinations in the US, Europe and Asia. DIGITEL shall own 40% equity interest in the said venture and residual interest shall be shared by EACPI and PCLC at 40% and 20%, respectively. DIGITEL is committed to the joint venture in the amount of US$12.0 million, of which US$7.7 million is already paid as of December 31, 2001.

DIGITEL Products and Services include DIGITEL Choice Plans, IDD Services, NDD Services, Pakikisama Rate, 108/109 Operator-Assisted Services, Domestic 1-800 Toll Free Services, Domestic 1-900 Premium Services, Digikard, Payphone Services, GAS Internet Prepaid Service, and Internet Data and Broadband Services.

Competition

According to the NTC, the Philippines is one of the countries that has the fastest growing telecommunications network in Asia. Currently, DIGITEL still dominates the Luzon market in terms of the total number of towns and cities served and lines installed. As of December 31, 2000, DIGITEL had installed 617,000 lines in 271 served towns and cities throughout Luzon.

Likewise, out of the 10 major telecom operators, only six which included DIGITEL, fulfilled their committed phone lines under the Service Area Scheme (EO 109) as of December 31,2000. With this, NTC, awarded DIGITEL additional service areas. These are Tarlac, Quezon City, Valenzuela and Malabon.

Regulatory Overview

The Company's franchise which was granted in February 1994 is subject to amendment, termination or repeal by the Philippine Congress. The franchise provides that the Company may offer particular services upon obtaining the permission of the NTC, which permission is granted through the issuance of Certificates of Public Convenience and Necessity (CPCNs). Upon receipt of an application for CPCN, the NTC normally issues a PA which can be renewed annually that permits operation of the service pending issuance of the CPCN. The PAs may be revoked by the NTC if the Company fails to comply with the conditions thereof. In addition, Under the Company and its business are subject to extensive regulation by the NTC, particularly with respect to rates. DIGITEL was awarded in August 200 the Provisional Authority (PA) to operate a Cellular Mobile Telephone System (CMTS).

National Telecommunications Commission (NTC) is the government agency supervising and regulating the activities of telecommunications companies. The NTC is empowered to issue Certificates of Public Convenience and Necessity to companies holding franchises for the operation of telecommunications services.

Suppliers

DIGITEL has entered into construction contracts with Ericsson Business Networks AB and NEC Corporation covering 566,048 lines, representing approximately 46% of the total fixed lines planned to be installed by the end of 2004. The Company's other principal equipment suppliers are AT&T Corp., GEC Plessey Telecommunications, Ltd., Sumitomo Corporation, TRT Telephoniques and Telegreenland. The Company also awarded Ericsson a contract for two call centers located at Libis, Quezon City and Balagtas, Bulacan based on multi-serivces environment that would provide for a 24-hour operator-assisted long-distance services, automated directory assistance, mailbox service for voice and fax messaging and emergency service calls among others. This has been fully completed in year 2000.

PETROCHEMICALS

The Company established JG Summit Petrochemical Corporation (JGSPC) in February 1994 to engage in the manufacture of polypropylene, polyethylene and other industrial chemicals. The Company holds 80% of the outstanding share capital of JGS Petrochemicals and its joint venture partner in the project, Marubeni Corporation of Japan, holds the remaining 20%. JGS Petrochemicals constructed the Philippines' first integrated polypropylene and polyethylene complex on a site at Bo. Simlong, Batangas. The total project cost amounted to US$300 million and has the capacity to produce 180,000 tons of polypropylene and 175,000 tons of polyethylene annually. JGSPC commenced operations in August 1998.

JGSPC has a rated capacity of 175,000 MT per year for polyethylene (PE) and 180,000 MT for Polypropylene (PP). JGSPC manufactures high density and linear low density polyethylene (HDPE and LLDPE) as well as Random Copolymer and Homopolymer polypropylene (PP) using the industry renowned Unipol technology from Union Carbide Corporation. JGSPC is the overall market leader among the local manufacturers of PP and PE. The Company also retained market leadership in PP, garnering about 475 of the PP market.

JGSPC products are sold under the EVALENE brand and are manufactured under strict compliance with a Quality Management System based on ISO 9002 certified standards. The company is committed to produce consistently good quality products and make available to the industry highly competent plastics processing personnel and state of the art testing equipment through the Customer Technical Services Department.

Regulatory Overview

The BOI implements policies which directly affect the petrochemical industry. Under the Philippine Investment Priorities Plan, the BOI also has the power to grant incentives to manufacturers establishing new plants or undertaking rehabilitation or expansion programs such as tax holidays and duty free importation of capital equipment, as well as tax credits on locally purchased equipment.

AIR TRANSPORTATION

JG Summit acquired 49% of Cebu Air, Inc.'s (Cebu Air) outstanding capital stock in 1995 to undertake domestic and international flights to and from major cities in the Philippines and around the world. In September 2001, the Company, through a subsidiary, acquired the remaining 51% of Cebu Air's capital stock, thus making it a wholly owned subsidiary as of year-end 2001. The airline currently leases twelve DC-9 aircraft and two Boeing 757-200 aircraft. Cebu Air offers domestic service between twelve cities: Manila, Cebu, Iloilo, Davao, Cagayan de Oro, Tacloban, Kalibo, Bacolod, Zamboanga, Roxas Clark, and Dumaguete City flights. Cebu Air started flying internationally to Hongkong in November 2001 and to Seoul, Korea in March 2002. In addition, Cebu Air also owns one helicopter, which is being leased-out to outside customers.

Beginning the second half of January 2000, Cebu Pacific established cargo service as a major offering side by side with passenger services.

Competition

Cebu Pacific continues to be an industry leader in departure reliability with 96% of its flights during the past 12 months departing within 15 minutes of schedule and 86% on-time to the minute. The airline has initiated various marketing programs, highlighted by the launch of the Summit Club – Cebu Pacific's own frequent flyer program, which started in June 2001 and currently has 17, 000 members. It also introduced the on-line *payment facility on its website, www.cebupacificair.com*

Regulatory Overview

The aviation industry is regulated by the DOTC. The DOTC oversees several departments, including ATO, Civil Aeronautics Board (CAB), Manila International Airport Authority and Mactan Cebu International Airport. The ATO governs airworthiness and safety standards, air traffic control and all airports in Philippines with the exception of Manila and Cebu. The CAB exercises jurisdiction over the economic aspects of aviation, including routes, frequencies, passenger tariffs, denied boarding compensation, cargo tariffs and schedules for both international and domestic airlines. It also regulates the activities of aviation related businesses, such as general sales agents, air freight forwarders, charter flights and air taxis and aircraft purchases.

BANKS AND FINANCIAL SERVICES

Robinsons Savings Bank (RSB), a wholly-owned subsidiary of JG Summit Capital Services Corp. (JG Capital Services) was incorporated to engage in the business of savings and mortgage bank. It started commercial operations on November 28, 1997. RSB provides a broad range of traditional banking services such as savings, current and time deposits, commercial loans, housing loans, car loans, salary loans and jewelry loans. At end of 2001, RSB has 12 branches. In March 2002, it has acquired additional 20 branches bringing its total branch network to 32.

Competition

In 2000, the thrift banking industry faced a flat loan demand, thinner spreads and reduced opportunities for fee-based businesses. RSB took the forecasted difficult economic climate as a greater challenge in finding creative and effective ways to make its market presence felt. RSB launched the e-Wallet – a cash advance card granted to qualified employees whose payroll accounts are with RSB. RSB interconnected with Expressnet members as issuer and acquirer, and with VISA International and VISA Plus as acquirer.

RSB is now connected to Megalink, Bancnet and Expressnet. RSB signed a Memorandum of Agreement with Equitable Card Network for credit card co-branding, with Globe and Tritel for mobile banking services, and embarked on a tie-up with Philcom-Western Union Money Transfer as a remittance sub-agent.

To complement RSBank's traditional banking activities, the Company put up JG Summit Capital Markets Corp. and Summit Forex Brokers Corp. which aim to be major players in the foreign exchange trade and in the fixed income market. JG Capital Markets was incorporated on January 26, 2000 under the supervision of the Securities and Exchange Commission. Summit Forex Brokers Corp., on the other hand, was incorporated in May, 2000.

Regulatory Overview

The earnings of banks are affected not only by general economic conditions, but also by the policies of various governmental and regulatory authorities in the country and abroad. The establishment and operation of banking institution in the Philippines is governed by the General Banking Act. The Central Bank acting through the Monetary Board, exercises overall supervision of, and regulates the industry.

Other Business Interests

JG Summit's other businesses include power generation, through its interest in First Private Power Corporation, whose 93.25%-owned subsidiary, owns and operates a 215 MW diesel-fired power plant in Bauang, La Union, and its equity interest in Toledo Power Corporation, which owns and operates coal-and bunker oil-fired power plants in Toledo city, Cebu; the manufacture of printed circuit boards, packaging materials; printing services; insurance brokering; and securities investments.

URC – Packaging Division is engaged in the manufacture of polypropylene films for packaging companies. The bi-axially oriented polypropylene plant (BOPP) is located in Batangas.

In August 2000, the Company entered into a joint venture agreement with five other conglomerates establishing a business to business electronic purchasing exchange under name Bayantrade Dotcom, Inc. The Company also entered into other IT related services with the formation of Summit Internet Investments, Inc. in September 2000.

CUSTOMERS

As mentioned above, JG Summit consists of many subsidiaries engaged in various industries. Each subsidiary has a broad market base. The loss of any one customer would not have a materially adverse effect upon the Company.

PATENTS, TRADEMARKS, LICENSES, FRANCHISES CONCESSIONS, ROYALTY AGREEMENTS

The Company has trademarks registered with the Bureau of Patents, Trademarks and Technology Transfer. Unless terminated earlier or renewed, patent registration of materials is protected for a period of 17 years, while trademarks and brand name registration have a protected period of 20 years.

The Company also has various licenses and franchises issued by the government to enable the Company to operate its diverse businesses including food, real estate, banking and financial services, telecommunications, air transportation and power generation.

EFFECT OF EXISTING OR PROBABLE GOVERNMENTAL REGULATIONS ON THE BUSINESS.

The Company operates the majority of its businesses, including food, real estate, banking and financial services, telecommunications, air transportation and power generation activities, in a highly regulated environment. Many of these businesses depend upon licenses or franchises issued by the government authorities or agencies for their operations. These businesses would be materially adversely affected by the suspension or revocation of these licenses or franchises, which in turn may have a material adverse effect on the Company. In addition, the introduction or inconsistent application of, or changes in regulations may from time to time materially affect the Company's operations.

COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS

The operations of the Company are subject to various laws enacted for the protection of the environment. The Company believes that it has complied with all applicable Philippine environmental laws and regulations, an example of which is the installation of waste and industrial water treatments in its various facilitates. Compliance with such laws has not had, and in the Company's opinion, is not expected to have, a material effect upon the Company's capital expenditures, earnings or competitive position.

EMPLOYEES

The JG Summit Group has more than 13,000 employees as of December 31, 2001.

WORKING CAPITAL

The working capital requirement of each subsidiary varies depending on the industry it is engaged in and is financed by operations and short-term loans from banks.

DOMESTIC AND EXPORT SALES

Revenues of JG Summit and subsidiaries are substantially earned in the Philippines.

Over 25% of the Company's revenues from telecommunications, textiles, food and electronics businesses are US dollar linked or denominated. The Company also derives foreign revenues from its hotel business.

Item 2. Properties

JG Summit and subsidiaries conduct business throughout the Philippines, but primarily in and around Metro Manila (where it is based) and in the regions of Visayas and Mindanao. All substantial facilities are owned by the Company and are in good condition.

In 2000, the Company acquired equity interests in companies which are operating food plant facilities in Thailand, Malaysia and China.

Location of major properties include the following:

Location (Number of facilities)	**Type of facility**
URC	
Pasig City (5)	Branded consumer food plants, feedmills and flourmill
Libis, Quezon City (1)	Branded consumer food plant
Canlubang, Laguna (1)	Branded consuemr food plant
Mandaue City, Cebu (2)	Branded consumer food plant
Luisita, Tarlac (1)	Branded consumer food plant
Davao City, Davao (3)	Branded consumer food plant, feedmill and flourmill
San Fernando, Pampanga (1)	Branded consumer food plant
Dasmarinas, Cavite (2)	Branded consumer food plants
Cagayan de Oro (1)	Branded consumer food plant
Antipolo, Rizal (5)	Poultry and piggery farms, veterinary medicine plant
Taytay, Rizal (1)	Poultry farm (leased)
Teresa, Rizal (2)	Poultry and piggery farms
Angono, Rizal (1)	Poultry farm
San Miguel, Bulacan (	Poultry and piggery farms
Novaliches, Quezon City (1)	Piggery farms
Manjuyod, Negros Oriental (1)	Sugar mill (owned) and sugar cane plantation (leased)
Piat, Cagayan (1)	Sugar mill (owned) and sugar cane plantation (leased)
Kabankalan, Negros Occidental (1)	Sugar mill
Simlong, Batangas (1)	BOPP plant
Bukidnon (1)	White Potato Project
Samutsakhorn Industrial Estate, Samutsakhorn, Thailand (1)	Branded consumer food plant
Pasir Gudang, Johor, Malaysia (1)	Branded consumer food plant
Shiqiao Town, Guandong, China (1)	Branded consumer food plant
Xiamen, Fujian, China (1)	Branded consumer food plant (idle)
Tianjin Economic Development Area, Tianjin, China	Branded consumer food plant (idle)

RLC's properties are as follow:


Pangasinan
Dagupan Property
Pampanga
Robinsons Starmills
Metro Manila
Robinsons Galleria
Robinsons Place Manila
Mandaluyong Mall
Pasig Center
*Robinsons Place Novaliches
*Robinsons Place Pasig
Galleria Corporate Center
Robinsons-Equitable Bank Tower
*JG Summit Center
*Robinsons Place Residences
*Galleria Regency
Centennial Place
*Bloomfields
Aurora Blvd. Cubao
EDSA cor North Ave
Cavite
Robinsons Place Imus
Vineyard by Robinsons
Southsquare Village
Grosvenor Place
Aguinaldo Property
corner Governor Drive
Iloilo
*Robinsons Place Iloilo
Rizal
Robinsons Homes East
San Lorenzo Homes
ROBINSONS LAND CORPORATION
Laguna
Robinsons Town Mall (Los Banos)
Sta. Rosa Property
Batangas
Lipa City Property
Soro-Soro Property
Tanauan Property
Bacolod
Robinsons Place Bacolod
Cebu
Robinsons Place Cebu
Cebu Midtown Hotel
Davao
Robinsons Highlands
Davao Property
Gen. Santos
Gen. Santos Property
SHOPPING MALLS
HIGH-RISE BUILDINGS
RESIDENTIAL SUBD. & LOTS
HOTELS
LANDBANK
*under construction

RLC's properties are fully owned and are not mortgaged.

Item 3. Legal Proceedings

Certain consolidated subsidiaries are defendants to lawsuits or claims filed by third parties which have pending decisions by the courts or are under negotiation, the outcomes of which are not presently determinable. In the opinion of management, the eventual liability under these lawsuits or claims, if any, will not have a material effect on the Company's consolidated financial position. Refer to Note 19 of the Consolidated Financial Statements attached to this report for a detailed description.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II - OPERATIONAL AND FINANCIAL INFORMATION

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

PRINCIPAL MARKET OR MARKETS WHERE THE REGISTRANT'S COMMON EQUITY IS TRADED.

The common stock of the Company is listed on the Philippine Stock Exchange.

STOCK PRICES

	High	Low
2001		
First Quarter	P2.75	P2.60
Second Quarter	2.50	2.02
Third Quarter	2.08	2.02
Fourth Quarter	1.62	1.52
2000		
First Quarter	5.20	2.40
Second Quarter	3.25	3.20
Third Quarter	2.75	2.65
Fourth Quarter	2.78	2.04
1999		
First Quarter	5.50	4.25
Second Quarter	4.35	2.40
Third Quarter	3.40	3.15
Fourth Quarter	4.15	2.34

The stock price of the Company's shares as of April 25, 2002 is P1.80.

CASH DIVIDENDS PER SHARE – P0.02 *in 2001, 2000 and 1999*
STOCK DIVIDENDS DECLARED : - 10% in 2001, none in 2000 and 1999

Retained earnings of the Company as of December 31, 2001 include undistributed earnings amounting to P19.67 billion representing accumulated equity in net earnings of consolidated and unconsolidated subsidiaries and affiliates which is not available for dividend declaration until received in the form of dividends from the invests. (See Note 16 of Consolidated Audited Financial Statements as of December 31, 2001).

RECENT SALES OF UNREGISTERED SECURITIES

Not Applicable.

The Parent Company is contingently liable as guarantor of 3 1/2% Convertible Bonds Due 2003 (the Bonds) issued by its wholly owned subsidiary, JG Summit (Cayman), Ltd. As of December 31, 2001, outstanding balance of the Bonds amounted to US$ US$105.95 billion.

Unless previously purchased and canceled or redeemed, the Bonds are convertible into the Parent Company's common shares up to November 23, 2003; provided, however, that subject to existing constitutional limitations, the Parent Company shall have the option to pay the cash equivalent to the converting bondholder.

The number of shareholders of record as of December 31, 2001 was 2,018. Total shares outstanding (issued and subscribed) as of December 31, 2001 were 6,797,191,657 shares with a par value of P1.00.

Top 20 stockholders as of December 31, 2001:

	Name	No. of Shares Subscribed	% to Total
1.	John Gokongwei, Jr.	2,204,141,207	32.43
2.	Gokongwei Brothers Foundation, Inc.	1,129,135,267	16.61
3.	FEBTC A/C # 116-00123	1,033,319,225	15.20
4.	PCD Nominee (Filipino)	740,696,935	10.90
5.	Johnson Robert L. Go	239,669,172	3.53
6.	Express Holdings, Inc.	233,400,515	3.43
7.	James L. Go	194,843,656	2.87
8.	PCD Nominee (Non-Filipino)	145,326,397	2.14
9.	John Gokongwei, Jr. &/or Lance Gokongwei	141,030,450	2.07
10.	Gosotto & Go., Inc.	115,644,494	1.70
11.	Lily Ngochua	74,342,275	1.09
12.	Universal Robina Corporation c/o Lance Gokongwei	57,663,430	0.85
13.	Nicris Development Corp.	38,073,252	0.56
14.	Catalino S. Ngochua	36,907,869	0.54
15.	Emma G. See	31,552,125	0.46
16.	Ignacio Gotao	29,882,114	0.44
17.	Pacred Service & Investment Corporation	18,733,226	0.28
18.	Manuel Ahyong Sr.	16,721,162	0.25
19.	Edward L. Go	16,500,000	0.24
20.	Lilian Fong Lai Bik Gotao	14,850,000	0.22
		6,512,432,771	95.81

Item 6. Management's Discussion and Analysis or Plan of Operation.

RESULTS OF OPERATIONS

JG Summit Holdings, Inc. generated consolidated revenues of P44.19 billion for the year ended December 31, 2001, up by 28.3% from last year's P34.44 billion. The substantial increase is attributable to the significant revenue growth posted by the Company's largest revenue contributor, Universal Robina Corporation (URC) and its telecommunications arm, Digital Telecommunications Philippines, Inc. (Digitel), which increased 20.2% and 35.1%, respectively. Improved revenues in its real property sector, Robinsons Land Corporation (RLC) and textile business, Litton Mills, Inc., (LMI), were also sources of the increased revenues. The full consolidation of Cebu Air Inc. (Cebu Pacific), the Company's air transport business, added revenues for 2001. In September 2001, the Company, through a subsidiary, acquired the remaining 51% stake in Cebu Pacific, making it a wholly owned subsidiary of JG Summit. The increased revenues in 2001 were partially reduced by equity earnings in affiliated companies which declined 46.4% as United Industrial Corp., Ltd. (UIC, Ltd.) and First Private Power Corporation (FPPC) posted lower earnings this year.

Gross profit margins improved to P19.96 billion in 2001 from P15.64 billion in 2000, or an increase of 27.6%. Operating expenses increased 44.8% from P8.05 billion in 2000 to P11.66 billion primarily due to the 41% increase in in depreciation and amortization charges from P4.4 billion to P6.2 billon. Interest expense and other financing charges also increased due mainly to the effects of the depreciation of the value of peso against US dollar and additional borrowings.

As a result, operating income improved by 8.8% to P3.63 billion from P3.34 billion.

Net income, however, dropped 22.5% to P2.31 billion against last year's P2.98 billion. This includes non-recurring items amounting to P335.5 million consisting of write down in value of investment and marketable securities, and write-off of various plants and shutdown expenses. Excluding such items, net income decreased by 9.8%.

EBITDA (earnings before interest, taxes depreciation and amortization) in 2001 increased P14.15 billion from P12.42 billion in 2000.

FOODS

URC registered a consolidated net sales of P18.9 billion for the fiscal year ended September 30, 2001, a 20.2% increase over last year's P15.17 billion net sales. Revenue growth was attributed to the impressive performance of the branded consumer foods, complemented by its international operations in Southeast Asia and China. In addition, URC's farm, feeds, flour and sugar operations have also posted substantial increase in revenue.

URC's gross profit margins posted an increase of 23.7% to P5.4 billion. Income from operations also showed significant improvements fromP1.3 billion to P1.5 billion, translating into a 14.3% increase. This is attributable to URC's continuous efforts of achieving operating efficiencies, effective supply chain management particularly in inventories and raw and packaging materials.

Net income figures as of end of fiscal year 2001 is up by 22.4% from last year's P867.5 million to P1.062 billion.

PROPERTY AND HOTEL MANAGEMENT

RLC posted gross revenues of P3.41 billion for fiscal year 2001, a 12.9% improvement from last year's P3.02 billion. Operating income for the year likewise improved by 4.95% from P1.01 billion last year to P1.06 billion this year. Pre-tax income increased by 16.17%, from P0.96 billion in 2000 to P1.113 billion in 2001.

The Commercial Centers Division accounted for P1.49 billion of the real estate revenues for the year. This 14.6% improvement from last year's P1.3 billion was due mainly to rental improvements from the Company's malls.

RLC's High-rise Division realized gross revenues of P805.8 million, a substantial 59% increase form P506.8 million of last year. The growth continued to be led by the successful twin-tower Robinsons Place Residences along Padre Faura Street in Ermita, Manila. RLC enjoys stable recurring lease income from two of its office buildings (Galleria Corporate Center and Robinsons-Equitable Tower, both of which have become the choice corporate addresses of reputable multinational and domestic companies.

The Hotels Division generated revenues of P751.9 million, reflecting a slight improvement from last year's P745.6 million. The Company's hotels and apartelle registered the following average occupancy rate during the period: Manila Galleria Suites at 68%, Manila Midtown Hotel at 62%, Cebu Midtown Hotel at 79% and Robinsons Apartelle at 52%. The Group is hopeful that domestic and international tourist arrivals will increase in the near future.

The realized gross revenues from RLC's housing subsidiaries, Robinsons Homes Inc. and Trion Homes Development Corporation, was P305.2 million as against last year's P440.9 million.

TELECOMMUNICATIONS

DIGITEL's consolidated operating revenues rose to P6.52 billion for the year ended December 31, 2001, or a 35% increase from P4.82 billion for the year ended December 31, 2000. DITSI, a wholly owned subsidiary, contributed P246.26 million to the year 2001 consolidated revenues.

The growth in fixed-line revenues is attributable mainly to the combined effects of (a) growth in the number of telephone lines connected from 365,476 in 2000 to 403,254 in 2001; (b) currency related adjustments in service rates resulting from the depreciation of the peso relative to the US dollar; and (c) the establishment of direct circuits with major foreign administrations which enhanced the international toll revenues generated by DIGITEL. The increase in international toll revenues was partially offset by the negative impact on domestic toll revenues of the popularity of Cellular Mobile Telephone System (CMTS). DITSI's revenue contribution in 2001 primarily consisted of data, internet and other network services.

Operating and general expenses on a consolidated basis for 2001, which included DITSI's operating expenses of P358.5 million, increased to P2.16 billon, a 43% increase form P1.51 billion last year. The increase is attributable to (a) higher provision for doubtful accounts, (b) increase in rental of buildings and facilities, equipment and utilities arising form data business expansion; (c) higher employee-related compensation and benefit packages and skills training program; (d) increase in maintenance expenses primarily due to increased repairs and maintenance of existing facilities and equipment including the contracted maintenance agreements for computerized systems and (e) incremental costs associated with DIGITEL's sales and marketing thrusts.

Consolidated depreciation and amortization expenses for the year ended December 31, 2001 increased to P3.01 billion, a 44% increase form P2.09 billion for 2000 due to an increase in the Company's depreciable asset base resulting form the completion of major expansion projects and continuing investments in telecommunication facilities. DITSI contributed a total depreciation expense of P2.6 million for the year 2001.

Considering the factors above, DIGITEL generated consolidated operating income of P1.34 billion in 2001, net of DITSI's operating losses of P2.7 million. This posted a 10% increase from P1.22 billion in 2000. DIGITEL registered a consolidated net income of P66.9 million in 200 against a net income of P4.7 million in 2000.

TEXTILES

The combined revenues of LMI's and Westpoint Industrial Milling Corporation's revenues for fiscal year 2001 increased by 14.7% to P2.06 billion from last year's P1.80 billion. This is a significant improvement for the Company's textile business as its revenue growth for the previous years remained flat, due mainly to the glut in the textile industry then. Net income for the year substantially increased by 54.7% from P95.4 million in 2000 to P147.6 million in 2001. Increased sales volume, attributable to Swift-Litton Alliance, a joint venture with Swift Denim USA, reduced production costs and operating expenses contributed to its improved performance.

AIR TRANSPORTATION

Cebu Pacific became a wholly owned subsidiary of JG Summit with the acquisition of its 51% outstanding capital in September 2001. As of year-end December 3,1 2001, the accounts of Cebu Pacific have been consolidated in JG Summit's financial statements.

Cebu Air's operating revenues for the year ended 2001 increased by 28.4% from P2.93 billion in 2000 to P3.76 billion in 2001. It registered a net income of P80.8 million for 2001 compared to last year's P24.9 million . Revenues from domestic flights improved as Cebu Pacific flies to and from 12 major cities in the country. It started flying internationally to Hong Kong in late November 2001. Cebu Pacific intends to fly to other Asian cities in 2002, which will definitely be a revenue contributor in the coming years.

PETROCHEMICALS

JG Summit Petrochemicals Corporation (JGSPC) posted revenues of P3.96 billion, up by 1.03% over the same period last year. Net loss for 2001 reached P1.10 billion compared to last year's net loss of P625.3 million. Flat sales, increased operating expenses due to higher depreciation and interest charges caused the further dip in its operations. Total sales reached 117,601 metric tons of combined polypropylene (PP) and polyethylene (PE) products. JGSPC was the overall market leader among the local manufacturers of PP and PE.

FINANCIAL SERVICES

Robinsons Savings Bank generated net earnings after tax of P75.2 million for the year ended December 31, 2001, a 77.7% increase from the same period last year. Total resources grew to P2.02 billion as of December 31, 2001, while loans improved to P1.51 billion. Deposits grew to P1.10 billion, a 63.7% growth from P674.1 million in 2000. **JG Summit Capital Markets Corporation** generated revenues of P258.7 million, with total assets of P2.45 billion as of December 31, 2001.

EQUITY EARNINGS

UIC, Ltd. posted an operating loss after tax of S$21.24 million, down by 129.3% from last year's after tax income of S$72.41 million. This includes exceptional loss of S$77.59 million due to the write down in the values of its investment properties as of year end December 31,2001. Excluding the asset revaluation deficit, the attributable profit from operations is S$56.35 million which is 22% below that of the previous year. This decline is primarily a result of a S$15 million provision for residential properties at the Singapore land level, lower rental income and property impairment provision in an associated company. Average rental rates of the Group's investment properties continued to decline amidst the downturn in the Singapore economy.

FPPC registered a net income of P798.9 million in 2001 compared to P1.07 billion in 2000 mainly from equity earnings in its investments in Bauang Private Power Corporation and Panay Power Corporation.

Toledo Power Corporation posted a net income of P97.6 million in 2001 as against last year's P128.3 million.

FINANCIAL POSITION

As of December 31,2001, the Company has consolidated assets of P141.28 billion, an increase of 11.52% from P126.68 billion at the end of 2000. Current ratio stood at 1.34:1 compared to 2.27:1 as of year-end 2000.

The Company's principal sources of cash have been net cash provided by operating and financing activities. The Company's principal uses of cash have been the acquisition of additional plant, property and equipment in connection with the expansion programs of the Company's operating subsidiaries and additional equity investments. As of December 31, 2001, the net cash provided by operating and financing activities amounted to P3.60 billion and P7.21 billion, respectively while the net cash used in investing activities amounted to P13.00 billion. Cash and cash equivalents decreased by P2.20 billion from

P5.67 billion in 2000 to P3.46 billion as of December 31, 2001. The Company does not anticipate any liquidity problems that may arise in the near future.

Equity investments and advances increased by 9.9% from P15.81 billion in 2000 to P17.35 billion in 2001. Equity income taken up by the Company during the year amounted to P504.6 million. The Company, through URC, entered into a joint venture with JOYCO Group of Spain with an investment of P100 million. DIGITEL also infused additional investments in its joint venture into a broadband business, DIGITEL Crossing. The Company also entered into other joint ventures in its electronics business namely Cambridge Multi-Chem Electronics Corporation, which is 50% owned by Cambridge Electronics Corporation (CEC) and Cambridge Electronics Europe, Ltd. where CEC has a 20% stake.

Property, plant and equipment increased by 12.9% from P50.53 billion to P57.05 billion. The full consolidation of Cebu Pacific accounted for about P2.4 billion increase in the Company's capital assets. Digitel's continuing investment in telecommunications facilities and equipment pursuant to its cellular mobile business plans also contributed substantially to the increase in the property accounts.

The Company currently anticipates capital expenditures from its operating subsidiaries of about P20 billion in the coming year with more than 50% of which is expected to be used in the Company's venture into the cellular mobile phone business through DIGITEL. URC expects about P4.3 billion capital expenditures to be used in the continuing expansion of the branded consumer foods operations in the Philippines and in the Asian region as well as its feeds, flour and packaging divisions. RLC is currently developing four malls. The Company gives no assurance that the capital expenditure plans will not change or that the amount of capital expenditures for any project or as a whole will not increase in future years from current expectations.

Total liabilities, excluding minority interest, increased by 18.5% from P64.53 billion to P76.48 billion in 2001. As earlier mentioned, the depreciation of the value of the Philippine peso has affected the Company's leverage. Due to the restatement of the Company's dollar-denominated debt into peso, the Company's long-term debt (including current portion) increased by 7.3%. Gearing ratio stood at 1.09:1 in 2001 compared with 0.98:1 in 2000. Net debt to equity was 0.70:1 in 2001 against 0.57:1 in 2000.

Stockholders' equity amounted to P53.35 billion in 2001 from P50.73 billion in 2000. Book value per share was at P7.85 a share as of year-end 2001.

2000 VS. 1999.

JG Summit Holdings, Inc. posted net income of P2.98 billion for the year ended December 31, 2000, dropped 77.4% from last year's net income of P13.19 billion, which included extraordinary gains from the sale of APO Cement, PCIBank and Far East Bank. Excluding non-recurring items, net income went up by 6.4% from P2.80 billion in 1999.

EBITDA (earnings before interest, taxes and depreciation and amortization charges), excluding non-recurring items, rose 11.5% to P12.42 billion in 2000 from P11.14 billion in 1999. Including non-recurring items, EBITDA declined 42.3% from P21.53 billion.

Consolidated revenues increased by 14.1% to P34.44 billion in 2000 from P30.17 billion in 1999 following consistent improvements in revenues of foods, real estate, telecommunications, electronics and petrochemicals businesses. Revenues from the textile business fell slightly by 1.4%.

Cost of goods sold rose 17.2% due to increased production costs in petrochemicals, foods and electronics businesses. URC's overseas operations in the Southeast Asian region, which were consolidated only in 2000, contributed about P1.50 billion in cost of sales. Operating expenses jumped 11.7% from P7.21 billion in 1999 to P8.10 billion in 2000. URC's regional operations contributed about P500 million for the year 2000. Depreciation and amortization charges, part of the Company's combined operating expenses, went up by 12.8% from P3.93 billion last year to P4.42 billion this year due to an increase in the Company's depreciable asset base resulting from the completion of major expansion projects. Incremental costs associated with sales and marketing thrusts of the Company's foods and telecommunications businesses are also major contributors to the increased operating costs.

Interest and other charges increased 7.4% from P3.96 billion to P4.25 billion. Although most of the Company's dollar-denominated debt, except those of Digitel's, were maintained at last year's level, the impact of the weakening of the Philippine peso vis-à-vis US dollar has greatly affected the Company's financing costs. The increase can also be attributed partly to the change in the treatment of borrowing costs of Digitel, the Company's telecommunications arm and JG Summit Petrochemicals Corporation (JG Summit Petrochem), its petrochemicals business. Interest cost related to Digitel's and JG Petrochem's externally-financed projects are charged directly to interest expense rather than to capitalize in view of the substantial completion and turnover of projects in 2000.

As a result, the Company's consolidated net operating income improved by 12.4% to P3.34 billion compared to last year's P2.97 billion.

URC further increased its revenues to P15.71 billion, up by 14.15 over last year, despite the difficult conditions that prevailed during the year. URC's gross profit margin improved by 7.4% at P4.40 billion but due to higher depreciation charges and expenses incurred by the regional snackfoods business, income from operation declined by 17.1% to P1.31. billion. With net extraordinary miscellaneous charge of P404.6 million consisting of provision for decline in value of marketable equity securities, amortization of goodwill, and write-off of various plants and farms, net income amounted to P867.5 million, down by 4.2% from 1999.

URC's branded consumer foods registered a 9.5% increase in volume, which is attributed to the revenue contribution of URC's regional operations. In the local market, URC continued to maintain leadership positions in the core snack, candy, chocolate, and biscuit categories. Agro-industrial posted a 14.5% increase in volume. Hog sales increased by 17.9% in volume, while, while feed volume likewise grew by 13.0%. Robichem posted a 10.5% improvement in revenue. Conversely, the commodity foods business registered a 12.4% decline in revenue, as commercial sugar sales decreased significantly due to the industry-wide drop in sugar cane output. Flour sales volume was flat, while pasta volume increased by 10.8%. Internal consumption of sugar and flour continued to increase due to the big jump in the sales of biscuits, candy and chocolates.

During the fiscal year, URC showed that it could adapt and seize market opportunities even in difficult times. URC's solid business foundation, including brand strength, innovation and category management, helped sustain it with its customers and consumers during this period. Candy, chocolate and biscuit brands grew at rates greater than their respective categories, leading to further market share gains. The Company made excellent progress in its overseas operations in Thailand, Malaysia, Singapore and China. URC also established a joint venture company in JOYCO Universal Robin Corporation (Joyco URC), in partnership with the Joyco Group of Spain, the world's leading bubble gum and lollipop company. Joyco URC will start its commercial operations n year 2001. In addition, URC successfully streamlined its Flour and Feeds divisions as part of a continuing process to improve operating efficiencies.

RLC posted favorable results for fiscal year-end 2000 despite the country's political and economic problems. Gross revenues increased by 15.7% from P2.61 billion last year to P3.02 billion this year. Net income, on the other hand, increased by 17.6% from P576.1 million in 1999 to P674.4 million in 2000.

The Commercial Centers Division posted rental revenue for the year equivalent to P1.28 billion, a 17.45 improvement from last year's P1.09 billion. This was achieved primarily through consistent rental improvements from the Company's shopping centers. Particularly notable are the performances of its four largest malls, the Robinsons Galleria, Robinsons Place-Manila, Robinsons Place-Bacolod, and Robinsons Place-Imus.

The High-Rise Buildings Division recorded realized gross revenues this year amounting to P506.8 million, as against P476.8 million of last year. The Company's housing subsidiaries, Robinsons Homes Inc. and Trion Homes Dev't. Corp., recorded realized gross revenues of P440.8 million, a 109.1% increase from last year's P210.8 million. Accounting for the substantial increase is the good market reception of its projects, which consist of: the Antipolo development, Robinsons Vineyard in Dasmarinas, Cavite, Southsquare Village, Robinsons Highlands in Davao City, Grosvenor Place and Centennial Place in Quezon City.

The hospitality industry as a whole was weak and our hotels were no exception. The Company's Hotels Division reported gross revenues of P745.6 million as against P804.9 million last year, a 7.4% decline. The Group's two main hotels registered lower average occupancy rates with Manila Galleria Suites averaging at 68% this year compared to 70% last year, while the Manila Midtown Hotel averaging at 51%.

DIGITEL's consolidated operating revenues rose to P4,823.0 million, for the year ended December 31, 2000, or a 31.1% increase from P3,677.9 million for the year ended December 31, 1999. DITSI, a wholly-owned subsidiary, contributed P156.6 million in consolidated revenues for the year 2000.

The growth in fixed-line revenues is attributable mainly to the combined effects of (a) growth in the number of telephone lines connected from 269,500 in 1999 to 360,476 in 2000, as well as increased telephone usage resulting form accelerated sales and marketing activities; (b) currency related adjustments in service rates resulting from depreciation of the peso relative to the US dollar; and (c) establishment of additional direct circuits with major foreign administrations which enhanced the international toll revenues generated by DIGITEL. The increase in international toll revenues was partially offset by the negative impact of the decrease in international and accounting settlement rates as well as reduction in IDD rates for calls to certain destination. DITSI's revenue contributions in 2000 primarily consisted of data, internet and other network services.

Operating and general expenses on a consolidated basis for 2000, increased to P1,513.8 million, a 14% increase from P1,329.0 million last year. The increase is attributable to (a) increase in rental of buildings and facilities, equipment and utilities arising from expansion of the existing telecommunications network; (b) higher employee-related expenses resulting from the growth in manpower resources, enhancement of existing employee compensation and benefit packages and skills training program; (c) increase in maintenance expenses primarily due to increased repairs and maintenance of existing facilities and equipment including the contracted maintenance agreements for computerized systems and (d) incremental costs associated with DIGITEL's sale and marketing thrusts. The increase was offset, in part, by the reduction in professional fees and lower provision for doubtful accounts.

Consolidated depreciation and amortization expense for the year 2000 increased to P2,091.4 million, a 13% increase from P1,846.3 million last year due to an increase in the Company's depreciable asset base resulting form the completion of major expansion projects in 2000 and continuing investments in telecommunications facilities. DITSI contributed a total depreciation expense of P0.6 million for the year 2000.

Considering the factors mentioned above, DIGITEL generated consolidated operating income of P1,217.8 million in 2000, net of DITSI's operating losses of P575 million. This posted a 142% increase from P502.5 million in 1999.

Equity in net earnings increased by 30.3% mainly due to take up of equity income in United Industrial Corp., Ltd., Cebu Air Inc. and its power-generation companies First Private Power Corp. and Toledo Power Corp.

1999 VS. 1998

JG Summit Holdings, Inc. registered a net income of P13.19 billion for the year ended December 31, 1999. Including the gain from the sale of holdings in APO Cement Corp., PCIB and Far East Bank totaling P9.96 billion, the Company's net income increased by as much as 385.3% from last year's net income of P2.72 billion.

Excluding non-recurring items, the recurring net income amounted to P2.80 billion, a 27.9% increase over last year's recurring net income of P2.19 billion. The consistent strong performance of URC, the steady recovery of the real estate business and the considerable reduction in interest expense all contributed to such increase despite loss of income contribution from its cement business and equity income from the banks. The equity income from banks reflected in 1999 was the Company's share in net income of PCIBank and FEBTC before the divestments.

With the sale, the Company is directing its attention towards expanding its core businesses and is setting its sights on international markets, in particular China and Southeast Asia.

Gross revenues amounted to P30.17 billion, a substantial growth of 16.4% from last year's P25.91 billion. The growth is largely attributed to the steady and solid performances if the Company's foods, telecommunications, and property businesses and full year operations of the petrochemical business.

Cost of goods sold amounted to P16.04 billion, up by 29.4% from P12.39 billion last year. URC accounted for almost 60% of the cost of goods sold, followed by JG Summit Petrochem, which accounted for 19.1%. However, cost of sales for the real estate business was lower than last year by 18.4%.

Operating expenses jumped 29.6% to 7.21 billion. Operating charges incurred by JG Summit Petrochem due to its full operations and the increased operating expenses of Digitel caused mainly by higher depreciation charges on its depreciable assets have been the main reason for the increase in operating expenses. However, URC's operating expenses have been well managed this year, declining 18.3% of its net sales, an improvement of 0.9% compared to last year.

Interest expense declined significantly by 11.2% due to the substantial reduction in the Company's short-term peso and medium-term dollar denominated borrowings. The cash raised from the sale of investments allowed the Company to retire most of its short-term debt and a significant portion of its foreign currency borrowings.

As a result, net operating income decreased 15.2% to P2.97 billion form P3.50 billion last year.

Universal Robina Corp. achieved another record year for sales, notwithstanding the unstable economic situation that prevailed in 1999. URC generated revenues of P13.77 billion, up 11.8% as compared to the previous year. This remarkable gain is mainly attributed to the consistent solid performances of the company's branded consumer foods and complemented by the turnaround of Robina Farms' day-old chick business. Branded consumer foods accounted for 76.2% of URC's consolidated revenues.

URC managed to maintain its gross profit margins at 29.7% of sales at P4.09 billion. Income from operations increased 10.3% to P1.57 billion.

The biscuit and candy categories assumed the role of prime drivers of URC's growth during the las fiscal year. At the same time, URC successfully launched new brands including Maxx Dalandan Orange, Dynamite Melon, Lush center-filled chocolate among others.

Robina Farms' revenues grew by 11.2%, driven by the turnaround of the day-old chick business, which increased net sales by 32.9%. RF maintained leadership in both the broiler and layer day-old chick segments at 40% and 55% market shares, respectively. The hog business showed a slight improvement in revenue, despite a slight decline in sales volume due to increased mortalities caused by respiratory disease. Robichem Laboratories posted an 18.4% increase in net sales as it continues to expand its market base in an industry dominated by multinationals. Universal Corn Products, URC's feeds division, recorded a 12.2% increase in volume due to the expansion of Star Feeds accounts in growth areas.

URC's sugar and flour businesses generated sales of P386.8 million and P1.01 billion, respectively. Both commodity units had lower sales volumes as compared to the previous year. Conversely, internal consumption of sugar and flour increased considerably due to the big jump in the sales of biscuits, candy, chocolates and instant noodles.

Robinsons Land Corporation (RLC) posted favorable results for fiscal year 1999 indicating steady recovery from the real estate softening of the past years. Gross revenues increased by 6.78% form P2.45 billion last year to P2.61 billion this year. Operating income also increased from P751.6 million last year to P861.5 million this year. Net income likewise increased from P571.06 million of last fiscal year to P576.08 million, a 0.88% appreciation.

The commercial centers division accounted for P1.087.05 million of the real estate revenues, 25.31% increase over last year's P867.6 million. Rental improvements for the Company's existing malls, most especially the Robinsons Place - Manila mall, and the improved tenant mix of the Galleria mall contributed part to this increase. In addition, the division enjoyed a swift take-up of additional leasable spaces in its latest mall, Robinsons Place-Imus which has a leasable space of approximately 37,000 sq. meters.

The Hotels division reported gross revenues to-date of P804.9 million as against P893.7 million last year and pre-tax income of P122.1 million this year against P209.9 million last year. The reduction maybe attributed to the continued industry weakness. . However, the Company's hotels and apartelle overall rating managed to match the industry's overall occupancy rating of 58%.

The High-Rise buildings division total realized gross profit from the sale of its inventory amounted to P225.0 million this year and P18.0 million last year. Contributors are the Robinsons-PCIBank Tower in Ortigas and Robinsons Place Residences in Manila. The Company's Housing division, through its two housing subsidiaries, Robinsons Homes Inc., and Trion Homes Development Corp. reported realized revenues amounting to P210.1 million versus P329.7 million last year.

Digitel's operating revenues rose to P3.68 billion for the year ended December 31, 1999, a 20% increase from P3.06 billion last year. This growth is attributable mainly to the combined effect of (a) growth in the number of telephone lines connected as well as increased telephone usage resulting from accelerated sales and marketing activities; (b) establishment of direct circuits with major foreign administrations which enhanced the international toll revenues generated by DIGITEL. The increase in international toll revenues was offset by the negative impact of the continued decline in international accounting rates and appreciation of the Philippine peso against the U.S. dollar. Higher depreciation and interest charges weakened Digitel's operating income as its net income took a nosedive to only P4.5 million this year compared with last year's P603.2 million.

Share in net earnings of financial services sector fell from P854.9 million to P215.1 million due to the Company's divestment in PCIBank and FEBTC while equity from non-financial services rose to P527.1 million from last year's P383.3 million. The 37.5% increase was brought about by the equity income of P312.0 million in UIC, Ltd.; a Singapore blue chip listed company of which 23% is owned by the Company. Cebu Air's net income dropped from last year's net income of P92.4 million in 1998. First Private Power Corp. (FPPC) earned P795.3 million this year from last year's P833.3 million. The Company holds 20% of FPPC's capital.

DISCLOSURE OF EFFECTS OF PESO DEPRECIATION AND OTHER CURRENT EVENTS

Refer to Management Discussion and Analysis on pages 18-20 of this report and Note 9 of the Consolidated Financial Statements.

Item 7. Financial Statements

The Consolidated financial statements and schedules listed in the accompanying Index to Financial Statements and Supplementary Schedules (pages 44-81) are filed as part this Form 17-A.

Item 8. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

NONE.

PART III - CONTROL AND COMPENSATION INFORMATION

Item 9. Directors and Executive Officers of the Registrant

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The names and ages of directors and executive officers of the Company are as follow:

1. DIRECTORS

Director, Chairman of the Board and Chief Executive Officer	John Gokongwei, Jr. [1]	75
Director, President and Chief Operating Officer	James L. Go [2]	62
Director, Vice Chairman of the Board	Johnson L. Robert Go, Sr.	67
Director, Executive Vice President	Lance Y. Gokongwei [3]	35
Director, Senior Vice President	Ignacio Gotao	73
Director	Lily G. Ngochua	69
Director	Wilfrido C. Tecson	79
Director	Gabriel C. Singson	73
Director	Patrick Henry C. Go	31
Director	Cornelio T. Peralta	68
Director	Ricardo J. Romulo	68

1 Retired as Chairman of the Board and Chief Executive Officer effective December 31, 2001 and was elected Chairman Emeritus effective January 1, 2002.

2 Resigned as President and Chief Operating Officer effective December 31, 2001 and was elected Chairman and Chief Executive Officer effective January 1, 2002.

3 Resigned as Executive Vice President effective December 31, 2001 and was elected President and Chief Operating Officer effective January 1, 2002

2. MEMBER OF ADVISORY BOARD

Member of Advisory Board	Octavio V. Espiritu	57
Member of Advisory Board	Oscar S. Reyes	55
Member of Advisory Board	Aloysius B. Colayco	51
Member of Advisory Board	Washington SyCip	80

3. EXECUTIVE OFFICERS

Senior Vice President/Chief Financial Officer- Treasurer	Eugenie M.L. Villena	53
Senior Vice President and Corporate Controller	Constante T. Santos	53
Corporate Secretary	Emmanuel C. Rojas, Jr.	66

All of the above directors and officers have served their respective offices since the Company's formation in 1990 except the following directors: Gabriel C. Singson, who was elected in August 1999, Patrick Henry C. Go, who was appointed in January 2000 and Messrs. Cornelio T. Peralta, and Ricardo J. Romulo who were elected in July 2000. Among the members of the Advisory Board, Mr. Octavio V. Espiritu was appointed in November 2000 while Messrs. Oscar S. Reyes, Aloysius B. Colayco and Washington Sycip were appointed in August 2001.

Messrs. Wilfrido C. Tecson and Cornelio T. Peralta are the "Independent Directors" of the Company as defined under SRC Rule 38.1.

The directors of the Company are elected at the annual stockholders' meeting to hold office until the next succeeding annual meeting and until their respective successors have been elected and qualified.

Officers are appointed or elected annually by the Board of Directors. Appointed or elected officers are to hold office until a successor shall have been elected, appointed or shall have qualified.

A brief description of the directors' and executive officers' business experience and other directorships held in other reporting companies are provided as follows:

1. John Gokongwei, Jr., 75, is the founder of JG Summit Holdings, Inc. (JGSHI) and Chairman Emeritus effective January 1, 2002. He had been Chairman of the Board of Directors and Chief Executive Officer of JGSHI until his retirement and resignation from this position effective December 31, 2001. He continues to be a member of the Board of Directors of JGSHI and certain of its subsidiaries. He also continues to be a member of the Executive Committee of JGSHI and is Chairman Emeritus of certain of its subsidiaries. He is currently the Chairman of the Gokongwei Brothers Foundation, Inc. (GBFI); Chairman/CEO of Oriental Petroleum and Minerals Corporation(OPMC), President/CEO fo Digital Teleceommnucaitons, Phils.,Inc. (DIGITEL), Deputy Chairman and Director of United Industrial Corporation, Ltd. (UIC) and Singapore Land, Ltd. (Singland), and a director of JG Summit Capital Markets Corporation (JGSCMC). He is also a non-executive director of A. Soriano Corporation and Philex Mining Corporation.

2. **James L. Go.** 62, is the Chairman and Chief Executive Officer of JG Summit Holdings, Inc. (JGSHI). He has been President and Chief Operating Officer of JGSHI and was elected to the position of Chairman and Chief Exceutive Officer effective January 1, 2002 upon the resignation of Mr. John Gokongwei, Jr. from this position. As Chairman and CEO, he heads the Executive Committee of JGSHI which is responsible for the formulation if strategy and policy as well as the setting of the financial and business goals of the Group. He is currently the Chairman and CEO of Universal Robina Corporation (URC), Robinsons Land Corporation (RLC), JG Summit Petrochemical Corporation (JGSPC), Manila Midtown Hotels and Land Corporation (MMHLC), Litton Mills, Inc. (LMI), CFC Corporation (CFC), Universal Robina Sugar Milling Corporation (URSUMCO), Southern Negros Development Corporation (SONEDCO), and Robinsons Inc. He is also President of GBFI and a director of DIGITEL, First Private Power Corporation, Bauang Private Power Corporation, OPMC, Cebu Air, Inc. Panay Electric Co., UIC, Singland, Marina Center Holdings, Inc. and JGSCMC.

3. **Johnson Robert L. Go,** 67 is Vice Chairman of JGSHI and has been Executive Vice President (EVP) since its formation in 1990. He is also Vice Chairman of the Board of Directors and Executive Vice President of URC He is the President and Chief Operating Officer of URSUMCO; President of MMHLC, senior Executive Vice Presdient of DIGITEL, Vice Chairman and EVP of CFC. He is aso a director of RLC, JGSPC, JGSCMC and a trustee of the Gokongwei Brothers Foundation, Inc.

4. **Lance Gokongwei,** 35, is the President and Chief Operating Officer of JGSHI. He has been EVP of JGSHI and was elected President and chief Operating Officer effective January 1, 2002 upon the resignation of Mr. James L. Go from this position. He is also President and Chief Operating Officer of URC, RLC, JGSPC and LMI. He is also President and Chief Executive Officer of Cebu Air, Inc. Chairman and CEO of Robinsons Savings Bank (RSB), President of Digital Information Technology Services, Inc. (DITSI), Vice Chairman of JGSCMC, director of Digitel, UIC, Singapore Land, Ltd., and is trustee, secretary and treasurer of the Gokongwei Brothers Foundation, Inc.

5. **Lily Ngochua,** 69, has been a director of JGSHI since its formation in 1990. She is respo nsible for overseeing the Company's hotel and agro-industrial business in Cebu. She also supervises the purchasing and treasury departments of the URC Biscuit and Noodle Plants in Cebu and handles the treasury and accounting functions of the retail business in Cebu.

6. **Patrick Henry C. Go,** 31, is a director of JGSHI. He is also a director and Vice President of URC and a director of RLC, CFC, JG Cement Corporation, RSB and JGSPC where he is also First Vice President for Sales and Marketing. He is likewise a trustee of GBFI.

7. **Ignacio Gotao,** 73, is a director and Senior Vice President of JGSHI. He is also a director of RLC and CFC Corporation and a director and Senior Vice President of MMHLC.

8. **Gabriel C. Singson**, 73, has been a director and Senior Adviser of JGSHI since 1999. He is the Chairman of the Board of Directors and President of JG Summit Capital Markets Corporation, director of UIC, Ltd., Multinational Finance Group Ltd., Summit Forex Brokers Corporation, Summit Point Corporation, and a trustee of the Gokongwei Brothers Foundation, Inc. and of the Tan Yan Kee Foundation. He is also Chairman Emeritus of Philippine Airlines and Chairman of Great Pacific Life Insurance. He was formerly Bangko Sentral ng Pilipinas Governor.

9. **Wilfrido Tecson,** 79, has been a non-executive Director of the Company since its formation in 1990. He is formerly the Vice-Chairman of Equitable Banking Corporation and Co-Chairman of its Executive Committee. He is also a director of RLC, Lepanto Consolidated Mining Corporation and a Member of the Board of Trustees of the Asian Institute of Management and Far Eastern University. Mr. Tecson previously served as the President and Chief Executive Officer of SolidBank Corporation.

10. **Ricardo J. Romulo,** 68, was elected director of the Company on July 26, 2000. He is a Senior Partner in Romulo, Mabanta, Buenaventura, Sayoc & Delos Angeles law office. Mr. Romulo is also Chairman of BASF Philippines, Inc., Federal Phoenix Assurance Company, Inc., Digital Telecommunications Phils., Inc. and Interphil Laboratories, Inc. He is a director of SM Development Corporation, Philippine American Life and General Insurance Company, Planters Development Bank, IBM Philippines, Inc. and Zuellig Pharma Corporation.

11. **Cornelio Peralta,** 68, was elected director of the Company on July 26, 2000. He is a director of Kimberly Clark Phils., Inc., University of the East, UERM Medical Center, Inc. Makati Commercial Estate Association Inc., and of CEOs Inc. where he is also one of the incorporators . He is also appointed Consultant of Madrigal Pacific Carriers, Inc., Interim Receiver of the Uniwide Group of Companies and Chairman of the Management Committee of Pacific East Asia Cargo Airlines, Inc. and of Pacific General Steel Manufacturing Corp. He was formerly Chairman, CEO and President of Kimberly Clark Phils., Inc. and former President of P T Kimsari Paper Indonesia.

Members of Advisory Board

1. **Octavio Espiritu,** 57, is a member of of the advisory board of JGSHI appointed in November 2000 and currently sits as a director of Bank of the Philippine Islands, Investment and Capital Corporation of the Philippines and Bacnotan Steel Industries, Inc. He is a three- term former President of the Bankers Association of the Philippines (BAP) and former President and and Chief Executive Officer of Far East Bank and Trust Company. He is the Chairman of the Board of Trustees of the Ateneo de Manila University as well as Chairman and President of MAROV Holdings Company, Inc.

2. **Oscar S.Reyes,** 55, was appointed to the advisory board of JGSHI in August 2001 and currently sits as director of various Shell companies in the country and a Managing Director of Shell Phils. Exploration B.V. He was the Country Chairman and Chief Executive Officer of Shell companies in the Philippines after holding various position in the institution worldwide. He is likewise the Chairman of the Philippine Institute of Petroleum, Inc. and the Treasurer of the Management Association of the Philippines. He is also a trustee of the following: Philippine Business for Social

Progress, Philippine Business for the Environment and Asia-Europe Foundation of the Phils, Inc.

3. **Aloysius B. Colayco**, 51, was appointed to the advisory board of JGSHI in August 2001 and is presently the Country Chairman of Jardine Matheson, Philippines and Republic Cement, a Blue Circle subsidiary and a director in Aboitiz Ventures, Inc. and Agrosy Partners, Inc., a private equity investment advisory firm. He is also a member of the Board of Governors of the Asian Institute of Management's Policy Forum an the Management Association of the Philippines and an Executive Committee member of the American International Group in Europe, Asia, Latin America, Middle East and Africa and Assistant Treasurer of Jardine Matheson Group in Hong Kong.

4. **Washington SyCip**, 80, was appointed to the advisory board of JGSHI in August 2001 and is the founder of the SGV Group, a firm of auditors and management consultants, with operations throughout East Asia. He is also Chairman, Board of Trustees and Governors of the Asian Institute of Management, Chairman of the Asia Pacific Advisory Committee of the New York Stock Exchange member of Board of Overseers, Columbia University's Graduate School of Business and member of the Advisory Committee of American International Group and Harvard University Asia Center. He received the Management Man of the Year conferred by the Management Association of the Philippines and Ramon Magsaysay Award for International Understanding.

EXECUTIVE OFFICERS

1. **Eugenie ML Villena,** 53 is Senior Vice President and Chief Financial Officer-Treasurer of JG Summit Holdings, Inc. where she is responsible for the finance and treasury operations. She is also Senior Vice President-Chief Financial Officer of URC. Prior to joining the Company, she worked for Bancom Development Corporation, Philippine Pacific Capital Corporation and Pacific Basin Securities Co., Inc. She is a member of the Financial Executives Institute of the Philippines.

2. **Constante T. Santos,** 53 is Senior Vice President- Controller of JG Summit Holdings,Inc. where he is responsible for the Company's accounting and other controllership functions. He is also Senior Vice President- Controller of URC and RLC. Prior to joining the Company he practiced public accounting at SyCip, Gorres, Velayo & Co. in the Philippines and Ernst and Whinney in the U.S.

3. **Emmanuel C. Rojas, Jr.**, 66, retired as First Vice President for Tax Administration under the compulsory retirement policy of the Company upon reaching the age of 60 after serving in various other positions including audit, controllership, and treasurership in the Group. He is retained as Consultant and as Corporate Secretary of JG Summit Holdings, Inc., URC, RLC, CFC, and JGSPC. A Certified Public Accountant, Mr. Rojas practiced with Fleming and Williamson and SyCip, Gorres, Velayo & Co. prior to joining the Group in 1962.

<u>INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS WHICH OCCURRED DURING THE PAST FIVE YEARS.</u>

None.

Item 11. Security Ownership of Certain Beneficial Owners and Management

As of December 31, 2001, the Company is not aware of anyone who beneficially owns in excess of 5% of JG Summit's capital stock except as set forth in the table below:

(1) SECURITY OWNERSHIP OF CERTAIN RECORD AND BENEFICIAL OWNERS

Class	Names and Addresses of Record/beneficial owner	Amount and nature Record/beneficial Ownership("r"or"b")		% to Total
Common	John Gokongwei, Jr. [1]	2,345,171,657	R	34.50
Common	Gokongwei Brothers Foundation, Inc. [2]	1,129,135,267	R	16.61
Common	FEBTC A/C # 116-00123 [3]	1,033,319,225		15.20
Common	PCD Nominee Corporation (Filipino) [4]	740,696,935		10.90

1 Sum of shares in the name of "John Gokongwei, Jr." and "John Gokongwei, Jr. and/or Lance Gokongwei" for 2,204,141,207 and 141,030,450 shares, respectively. (See List of Top 20 Stockholders).

2 Gokongwei Brothers Foundation, Inc. (the "Foundation") is a non-stock, non-profit corporation organized by the irrevocable donation by the incorporators, who are also Trustees of the Foundation, of JG Summit Holdings, Inc. shares. Under the Articles of Incorporation and By-Laws of the Foundation, except for salaries of employees and honoraria of consultant and similar expenses for actual services rendered to the Foundation or its projects, no part of the corpus or its income and increments shall benefit or be used for the private gain of any member, trustee, officer or any juridical or natural person whatsoever. The Chairman of the Board of Trustees shall exercise exclusive power and authority to represent and vote for any shares of stock owned by the Foundation in other corporate entities. The incumbent Chairman of the Board of Trustees of the Foundation is Mr. John Gokongwei, Jr.

3 Far East Bank & T,rust Co., now Bank of the Philippine Islands, is the trustee of this trust account. The securities are voted by the trustee's ,designated officers.

4 PCD Nominee Corporation, a wholly-owned subsidiary of Philippine Central Depository, Inc. ("PCD") is the registered owner of the shares in the books of the Company's transfer agent in the Philippines. The beneficial owners of such shares are PCD Participants, who hold the shares on their behalf, and their clients,. PCD is a private company organized by the major institutions actively participating in the Philippine capital markets to implement an automated book-entry system of handling securities transactions in the Philippines.

(2) SECURITY OWNERSHIP OF MANAGEMENT AS OF DECEMBER 31, 2001:

Class	Names of shareholder	Position	Amount and nature of Ownership	% to Total
A. Executive Officers and Directors				
Common	John Gokongwei, Jr. [2 and 3]	Chairman of the Board and CEO	2,345,171,657 [1]	34.50
Common	Johnson Robert L. Go	Vice Chairman, Director	239,669,172	3.53
Common	James L. Go [2 and 4]	President and COO; Director	194,843,656	2.87
Common	Lance Y. Gokongwei [2 and 5]	Executive Vice President and Director	2,157,069	.03
Common	Lily Ngochua	Director	74,391,775	1.09
Common	Patrick Henry C. Go	Director	93,500	0.00

Class	Names of shareholder	Position	Amount and nature of Ownership	% to Total
Common	Ignacio Gotao	Director, Senior Vice President	29,882,114	0.44
Common	Gabriel C. Singson	Director	1	0.00
Common	Wilfrido C. Tecson	Director	1,568,489	0.02
Common	Ricardo J. Romulo	Director	1	0.00
Common	Cornelio T. Peralta	Director	11,000	0.00
	Total Directors		2,887,788,434	42.49
	Other Officers		0	
All directors and executive officers as a group unnamed			2,887,788,434	42.49

1 Sum of shares in the name of "John Gokongwei, Jr." and "John Gokongwei, Jr. and/or Lance Gokongwei" for 2,204,141,207 and 141,030,450 shares, respectively. (See List of Top 20 Stockholders on page 11).

2 Chief Executive Officer and four most highly compensated named executive officers as of December 31, 2001.

3. *Retired as Chairman of the Board and Chief Executive Officer effective December 31, 2001 and was elected Chairman Emeritus effective January 1, 2002.*

4 Resigned as President and chief Operating Officer effective December 31, 2001 and was elected Chairman and Chief Executive Officer effective January 1, 2002.

5. Resigned as Executive Vice President effective December 31, 2001 and was elected President and Chief Operating Officer effective January 1, 2002

(3) VOTING TRUST HOLDERS OF 5% OR MORE

As of December 31, 2001, we are not aware of any person/s who hold/s more than 5% of a class under a voting trust or similar agreement.

Item 12. Certain Relationships and Related Transactions

The Company and its subsidiaries and affiliates, in their regular conduct of business, have engaged in transactions with each other and with other affiliated companies, consisting principally of sales, purchases and advances made and obtained.

PART IV - EXHIBITS AND SCHEDULES

Item 13. Exhibits and Reports on SEC Form 17-C

(a) Exhibits - See accompanying Index to Exhibits

The other exhibits, as indicated in the Index to Exhibits are either not applicable to the Company or require no answer.

(b) Reports on SEC Form 17-C

The following are the reports filed on SEC Form 17-C during the last six months prior to December 31, 2001:

Date of Report	Items Reported
	Acquisition by Express Holdings, Inc. of additional shares of Robinsons Land Corporation, Universal Robina Corporation and JG Summit Holdings, Inc. covered by reports dated as follows:
	July 3, 2001, July 17, 2001, July 27, 2001, July 31, 2001, August 3, 2001, August 7, 2001, August 9, 2001, August 13, 2001, August 16, 2001, August 23, 2001, August 27, 2001, September 3, 2001, September 6, 2001, September 7, 2001, September 14, 2001, September 20, 2001, September 26, 2001, October 2, 2001, October 4, 2001, October 8, 2001, October 10, 2001, October 29, 2001, October 30, 2001, November 12, 2001, November 21, 2001, November 28, 2001, December 5, 2001, December 14, 2001.
July 17, 2001	Clarification of news article "Gokongweis to sell makeup to MTV generation".
July 19, 2001	Clarification of news article "JG Summit taps $100-M loan to finance capex".
July 19, 2001	Clarification of news article "Gokongwei group mulls sale of big stake in Digitel".
July 25, 2001	Stockholders' approval of the resolution of the Board of Directors declaring a 10% stock dividend to stockholders of record as of August 24, 2001 from the accumulated income of the years ended December 31, 1998 and December 31, 1999 for distribution on September 21, 2001.

July 25, 2001	Declaration of a cash dividend of P0.02 per share from the Unrestricted Retained Earnings as of December 31, 1997 to all stockholders of record as of August 9, 2001 and payable on September 7, 2001.
July 25, 2001	Election of members of the Board of Directors
August 10, 2001	Election of Officers, members of Executive Committee and members of Advisory Board
August 30, 2001	Agreement to guarantee the obligations of JG Summit Philippines Ltd. under a Floating Rate Note/ Term Loan Facility in the amount of US$102,300,000 with ING Bank N.V. as Manager and Coordinating Arranger, respectively.
September 7, 2001	Clarification of news article "JG Summit ups UIC stake".
November 12, 2001	Election of Mr. John Gokongwei, Jr., Mr. James L. Go and Mr. Lance Y. Gokongwei as Chairman Emeritus, Chairman and Chief Executive Officer and President and Chief Operating Officer, respectively, effective January 1, 2002.

APR 30 2002

SUBSCRIBED AND SWORN to before me this _____ day of April 2001 affiant(s) *exhibiting to me his/their Residence Certificates, as follows:*

NAMES	CTC NO.	DATE OF ISSUE	PLACE OF ISSUE
John Gokongwei, Jr.	15082306	1-31-02	Pasig City
James L. Go	15082309	1-31-02	Pasig City
Johnson Robert Go	15082308	1-31.02	Pasig City
Lance Gokongwei	8187531	1-31-02	Pasig City
Patrick Henry C. Go	17252972	2-28-02	Pasig City
Constante T. Santos	9751602	1-07-02	Pasig City
Emmanuel C. Rojas, Jr.	17402252	2-20-02	Quezon City

JOEL C. CORDOLA
Notary Public
Until December 31, 2002
PTR No. 2846557, 1/02/02, Q.C.

Doc. No. 112 / 13
Book No. 64
Page No. ____
Series of 02

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FORM 17-A, Item 7

---

* **These schedules which are required by part IV (e) of RSC Rule 68, have been omitted because they are either not required, not applicable of the information required to be presented is included in the Company's consolidated financial statements or notes to consolidated financial statements.**

JG SUMMIT
HOLDINGS, INC.

43rd FLOOR ROBINSONS PCIBANK TOWER ADB AVE., COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 • FAX NO.: 633-9387 OR 633-9207

STATEMENT OF MANAGEMENT'S RESPONSIBILITY

Securities and Exchange Commission
SEC Building, EDSA, Greenhills
Mandaluyong City

The management of JG Summit Holdings, Inc. and Subsidiaries is responsible for all information and representations contained in the consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and reflect amounts that are based on the best estimates and informed judgement of management with an appropriate consideration to materiality.

In this regard, the management maintains a system of accounting and reporting which provides for the necessary internal control to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized.

The Board of Directors reviews the consolidated financial statements before such statements are approved and submitted to the stockholders of the Company.

Sycip, Gorres, Velayo and Co., the independent auditors appointed by the stockholders, have examined the consolidated financial statements of the Company and its subsidiaries in accordance with generally accepted auditing standards and have expressed their opinion on the fairness of presentation upon completion of such examination, in the attached report to the stockholders.

James L. Go
Chairman and CEO

Constante T. Santos
SVP - Corporate Controller

SGV & Co

Report of Independent Public Accountants

SyCip Gorres Velayo & Co
6760 Ayala Avenue
1226 Makati City
Philippines
Tel 632 891 0307
Fax 632 819 0872
www.sgv.com.ph

The Stockholders and the Board of Directors
JG Summit Holdings, Inc.
43rd Floor, Robinsons-Equitable Tower
ADB Avenue corner Poveda Road, Pasig City

We have audited the accompanying consolidated balance sheets of JG Summit Holdings, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of JG Summit Holdings, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the Philippines.

SyCip, Gorres, Velayo & Co.

A. B. CABAL
Partner
CPA Certificate No. 15534
PTR No. 6723206
January 2, 2002
Makati City

April 11, 2001

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31	
	2001	2000
ASSETS		
Current Assets		
Cash and cash equivalents (Note 3)	₱3,463,648,848	₱5,665,226,736
Temporary cash investments - net (Note 4)	17,180,155,651	14,248,398,245
Marketable equity securities - net	237,051,450	642,771,250
Receivables - net (Notes 5 and 23)	14,477,520,278	13,128,089,668
Inventories - net (Note 6)	10,181,742,930	7,894,880,015
Other current assets (Note 21)	1,933,160,147	1,632,633,307
Total Current Assets	47,473,279,304	43,211,999,221
Equity Investments and Advances - net (Notes 7 and 23)	17,377,134,744	15,810,098,400
Investments in Real Properties - net (Note 8)	13,266,709,515	11,060,219,097
Property, Plant and Equipment - net (Notes 9 and 14)	57,051,386,529	50,531,494,312
Other Assets (Notes 7, 10, 14 and 21)	6,115,271,146	6,067,735,157
	₱141,283,781,238	₱126,681,546,187
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses (Note 11)	₱11,550,358,214	₱10,227,593,798
Notes payable (Note 12)	11,340,487,696	3,298,366,408
Current portion of equipment-related liability (Notes 9 and 13)	2,458,093,814	1,059,860,595
Current portion of long-term debt (Notes 9 and 14)	8,040,789,538	2,773,887,364
Estimated land development costs	607,226,102	661,681,974
Income tax payable	416,473,578	322,693,702
Customers' deposits and other current liabilities (Notes 6 and 21)	1,089,046,081	657,796,871
Total Current Liabilities	35,502,475,023	19,001,880,712
Maintenance Reserves	865,638,385	–
Equipment-Related Liability - net of current portion (Notes 9 and 13)	10,865,228,816	11,935,532,033
Long-term Debt - net of current portion (Notes 9 and 14)	25,610,695,662	30,644,200,393
Due to Affiliated Companies and Other Liabilities (Notes 21 and 23)	3,004,229,257	2,803,192,744
Deferred Credits (Note 15)	630,892,732	144,812,679
Total Liabilities	76,479,159,875	64,529,618,561
Minority Interest in Consolidated Subsidiaries	11,450,714,315	11,421,352,417
Stockholders' Equity (Notes 16 and 27)		
Paid-up capital	12,856,988,094	12,239,061,622
Accumulated translation adjustment	719,875,338	282,811,558
Retained earnings	40,498,891,905	38,930,550,318
Treasury shares	(721,848,289)	(721,848,289)
	₱141,283,781,238	₱126,681,546,187

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31		
	2001	2000	1999
REVENUES			
Food	**₱18,883,254,049**	₱15,705,503,256	₱13,767,597,530
Telecommunications	**6,516,975,445**	4,822,972,288	3,677,835,246
Petrochemicals	**3,962,657,840**	3,922,162,411	3,465,644,604
Air transportation	**3,761,551,289**	–	–
Real estate and hotels	**3,406,688,426**	3,020,041,492	2,612,802,562
Textiles	**2,064,567,888**	1,800,181,165	1,825,553,361
Electronics and supplementary businesses	**997,030,777**	833,253,439	561,391,807
Equity in net earnings of unconsolidated affiliates (Note 7):			
Financial services	–	–	193,781,113
Nonfinancial services	**504,645,402**	939,259,667	527,090,386
Interest, investment and other income	**4,087,758,527**	3,396,788,647	3,542,473,292
	44,185,129,643	34,440,162,365	30,174,169,901
COST AND EXPENSES			
Cost of goods sold (Note 17)	**24,222,977,703**	18,800,158,784	16,036,059,710
Operating and other expenses (Notes 18 and 20)	**11,660,684,465**	8,054,291,889	7,213,725,917
Interest expense (Notes 12 and 14)	**4,669,091,313**	4,247,953,002	3,955,713,217
	40,552,753,481	31,102,403,675	27,205,498,844
NET OPERATING INCOME	**3,632,376,162**	3,337,758,690	2,968,671,057
OTHER INCOME (EXPENSES) - net (Notes 7 and 19)	**(191,701,801)**	505,106,275	10,873,186,038
INCOME BEFORE INCOME TAX AND MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	**3,440,674,361**	3,842,864,965	13,841,857,095
PROVISION FOR INCOME TAX (Notes 21 and 24)	**950,594,903**	775,002,227	450,255,839
INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	**2,490,079,458**	3,067,862,738	13,391,601,256
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	**180,226,095**	86,358,406	205,062,802
NET INCOME (Note 22)	**₱2,309,853,363**	₱2,981,504,332	₱13,186,538,454
Earnings Per Share* (Note 22)			
Basic	**₱0.34**	₱0.44	₱1.94
Diluted	–	–	1.89

* The EPS computation in 2000 and 1999 were adjusted to reflect the retroactive effect of the 10% stock dividends declared on July 25, 2001. The effect of assumed conversion of convertible bonds in 2001 and 2000 EPS computation is anti-dilutive.

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Years Ended December 31					
	2001		2000		1999	
	In Shares	Amounts	In Shares	Amounts	In Shares	Amounts
CAPITAL STOCK - ₱1 par value						
Authorized	**14,850,800,000**	**₱14,850,800,000**	14,850,800,000	₱14,850,800,000	14,850,800,000	₱14,850,800,000
Issued:						
Balance at beginning of year	**6,277,347,185**	**6,277,347,185**	5,762,116,765	5,762,116,765	4,731,655,925	4,731,655,925
Additional issuance	–	–	515,230,420	515,230,420	1,030,460,840	1,030,460,840
Stock dividends (Note 16)	**617,926,472**	**617,926,472**	–	–	–	–
Balance at end of year	**6,895,273,657**	**6,895,273,657**	6,277,347,185	6,277,347,185	5,762,116,765	5,762,116,765
Subscribed:						
Balance at beginning of year	–	–	515,230,420	515,230,420	1,545,691,260	1,545,691,260
Additional issuance	–	–	(515,230,420)	(515,230,420)	(1,030,460,840)	(1,030,460,840)
Balance at end of year	–	–	–	–	515,230,420	515,230,420
	6,895,273,657	**6,895,273,657**	6,277,347,185	6,277,347,185	6,277,347,185	6,277,347,185
SUBSCRIPTIONS RECEIVABLE						
Balance at beginning of year		–		(386,422,815)		(1,159,268,445)
Collections		–		386,422,815		772,845,630
Balance at end of year		–		–		(386,422,815)
CAPITAL IN EXCESS OF PAR VALUE						
Balance at beginning of year		**5,961,714,437**		5,575,291,622		4,801,651,905
Additional issuance		–		386,422,815		773,639,717
Balance at end of year		**5,961,714,437**		5,961,714,437		5,575,291,622
PAID-UP CAPITAL		**12,856,988,094**		12,239,061,622		11,466,215,992
ACCUMULATED TRANSLATION ADJUSTMENT						
Balance at beginning of year		**282,811,558**		(350,416,332)		(77,164,116)
Adjustments		**437,063,780**		633,227,890		(273,252,215)
Balance at end of year		**719,875,338**		282,811,558		(350,416,331)

(Forward)

	Years Ended December 31					
	2001		2000		1999	
	In Shares	**Amounts**	In Shares	Amounts	In Shares	Amounts
RETAINED EARNINGS (Notes 16 and 27)						
Balance at beginning of year		**₱38,930,550,318**		₱36,079,548,510		₱23,009,813,919
Net income		**2,309,853,363**		2,981,504,333		13,186,538,453
Stock dividends - 10%		**(617,926,472)**		–		–
Cash dividends - ₱0.02 per share		**(123,585,304)**		(130,502,525)		(116,803,862)
Balance at end of year		**40,498,891,905**		38,930,550,318		36,079,548,510
TREASURY SHARES, at cost (Note 16)						
Balance at beginning of year	**(98,082,000)**	**(721,848,289)**	(97,082,000)	(716,696,795)	(97,082,000)	(716,696,795)
Acquisitions during the year	–	–	(1,000,000)	(5,151,494)	–	–
Balance at end of year	**(98,082,000)**	**(721,848,289)**	(98,082,000)	(721,848,289)	(97,082,000)	(716,696,795)
		₱53,353,907,048		₱50,730,575,209		₱46,478,651,376

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Income before income tax and minority interest in net income of subsidiaries	**₱3,440,674,361**	₱3,842,864,965	₱13,841,857,095
Adjustments for:			
Depreciation and amortization	**6,225,432,177**	4,416,013,290	3,932,674,669
Interest expense	**4,669,091,313**	4,247,953,002	3,955,713,217
Interest income	**(3,241,088,166)**	(2,864,035,440)	(2,579,434,182)
Provision for doubtful accounts and obsolescence	**634,424,064**	350,354,664	98,292,744
Equity in net earnings of unconsolidated subsidiaries (including goodwill amortization)	**(504,645,402)**	(939,259,667)	(720,871,499)
Unrealized foreign exchange gain	**(143,790,115)**	(13,464,728)	(568,914,497)
Gain on repurchase of bonds	**(157,036,323)**	–	(837,204,217)
Provision for decline in value of marketable equity securities and temporary cash investments	**414,223,964**	407,451,277	2,478,813
Provision for inventory losses	**18,896,968**	–	–
Gain on sale of equity investments	**–**	–	(9,961,677,360)
Operating income before working capital changes	**11,356,182,841**	9,447,877,363	7,162,914,783
Decrease (increase) in:			
Temporary cash investments	**(3,385,442,434)**	(9,292,792,734)	(2,167,573,221)
Marketable equity securities	**405,719,800**	(754,124,869)	79,760,737
Receivables	**(1,195,713,853)**	(3,327,079,214)	3,724,961,576
Inventories	**(2,305,759,883)**	(414,462,257)	(983,563,384)
Other current assets	**(300,526,840)**	(884,726,365)	291,314,153
Other assets	**(861,624,970)**	(2,002,932,417)	351,519,417
Increase (decrease) in:			
Accounts payable and accrued expenses	**(1,006,286,786)**	(660,841,722)	(583,701,525)
Customers' deposits and other current liabilities	**431,249,210**	73,541,741	(473,521,409)
Maintenance reserves	**865,638,385**	–	–
Net cash generated from (used in) operations	**4,003,435,470**	(7,815,540,474)	7,402,111,127
Interest received	**2,452,947,345**	3,007,004,566	2,992,641,115
Interest paid	**(2,340,040,111)**	(2,455,584,419)	(2,529,940,262)
Income taxes paid	**(519,904,932)**	(602,248,650)	(318,603,990)
Net cash provided by (used in) operating activities	**3,596,437,772**	(7,866,368,977)	7,546,207,990

(Forward)

	Years Ended December 31		
	2001	2000	1999
CASH FLOWS FROM INVESTING ACTIVITIES			
Net additions to:			
Equity investments and advances	**(₱805,866,098)**	(₱1,461,122,772)	(₱513,327,420)
Investments in real properties	**(2,260,946,290)**	(2,186,896,662)	(68,000,446)
Property, plant and equipment	**(10,644,299,788)**	(8,737,668,621)	(6,820,008,726)
Cash dividends received	**220,000,000**	374,347,637	212,452,309
Proceeds from sale of equity investments	**–**	–	20,591,495,075
Increase (decrease) in deferred credits	**486,080,053**	(5,224,961)	(1,280,310,252)
Net cash provided by (used in) investing activities	**(13,005,032,123)**	(12,016,565,379)	12,122,300,540
CASH FLOWS FROM FINANCING ACTIVITIES			
Cash dividends paid	**(123,585,304)**	(130,502,525)	(116,803,862)
Increase (decrease) in:			
Notes payable	**8,042,121,288**	1,357,388,000	(4,677,284,300)
Equipment-related liability	**(1,338,542,382)**	3,502,102,310	2,566,655,789
Long-term debt	**433,060,430**	900,722,352	(4,855,888,605)
Due to affiliated companies and other liabilities	**344,826,628**	1,635,868,458	(1,368,001,242)
Minority interest in consolidated subsidiaries	**(150,864,197)**	830,460,941	(1,302,264,375)
Proceeds from issuance of stock rights	**–**	772,845,630	1,546,485,347
Net cash provided by (used in) financing activities	**7,207,016,463**	8,868,885,166	(8,207,101,248)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(2,201,577,888)**	(11,014,049,190)	11,461,407,282
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**5,665,226,736**	16,679,275,926	5,217,868,644
CASH AND CASH EQUIVALENTS AT END OF YEAR	**₱3,463,648,848**	₱5,665,226,736	₱16,679,275,926

See accompanying Notes to Consolidated Financial Statements.

1. General

JG Summit Holdings, Inc. (the Parent Company) is a company domiciled in the Philippines and was incorporated on November 23, 1990 as the holding company for a group of companies with substantial business interest in branded consumer food, agro-industrial and commodity food products, real property development, hotels, textiles, banking and financial services, telecommunications, petrochemicals, air transportation and power generation. In addition, the Parent Company has business interests in other sectors, including printing, packaging and printed circuit board manufacturing. The Parent Company, through its subsidiaries, conducts business throughout the Philippines, but primarily in and around Metro Manila (where it is based) and in the regions of Visayas and Mindanao. The Parent Company was listed in the Philippine Stock Exchange on August 9, 1993. The number of employees of the Parent Company and its Subsidiaries (the Group) was 13,250 in 2001 and 15,000 in 2000. The registered office address of the Parent Company is 43rd Floor, Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City.

2. Summary of Significant Accounting Policies

Basis of Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Philippines (Philippine GAAP) and under the historical cost convention, except for property, plant and equipment of certain subsidiaries which are carried at revalued amounts.

The preparation of financial statements in accordance with Philippine GAAP requires the Group to make estimates and assumptions that affect the reported amounts on income, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes that actual results will not be materially different from those estimates.

Adoption of New Standards

The Group adopted Statement of Financial Accounting Standards (SFAS) No. 1 (revised 2000), "Presentation of Financial Statements," SFAS No. 4 (revised 2000), "Inventories," SFAS No. 13 (revised 2000), "Net Income or Loss for the Period, Fundamental Errors and Changes in Accounting Policies," SFAS No. 22 (revised 2000), "Cash Flow Statements," and SFAS No. 31, "Segment Reporting," effective January 1, 2001.

The changes in presentation and classification have been introduced in accordance with the requirements of the respective SFASs. Following new presentation rules under SFAS No. 1 (revised 2000), SFAS No. 13 (revised 2000) and SFAS No. 22 (revised 2000), certain changes were made in the prior year financial statements to follow the format prescribed by these new standards. Changes affect principally the presentation of consolidated statements of income and cash flows, changes in stockholders' equity and additional disclosures required by the new standards.

Certain subsidiaries have property, plant and equipment carried at revalued amounts. SFAS No. 1 (revised 2000) requires the presentation of separate line items on the balance sheet if different measurement bases have been made for different classes of assets. The Group will implement such provision in 2002 when its significant subsidiaries begin to be covered by SFAS No. 1 (revised 2000).

Principles of Consolidation

The consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 represent the consolidation of the financial statements of the Parent Company and the following subsidiaries directly and indirectly owned by the Parent Company (classified according to principal business interest):

	Effective Percentage of Ownership	
Subsidiaries	**2001**	2000
Food		
Universal Robina Corporation and Subsidiaries (URC)	**83.05**	80.59
Textiles		
Litton Mills, Inc.	**100.00**	100.00
Westpoint Industrial Mills Corporation	**100.00**	100.00
Real Estate and Hotels		
Robinsons Land Corporation and Subsidiaries (RLC)	**87.69**	86.43
Adia Development and Management Corporation	**100.00**	100.00
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries (DIGITEL)	**51.85**	51.84
International Capital and Financial Services		
Express Holdings, Inc. and a Subsidiary	**100.00**	100.00
JG Summit Capital Services Corp. and Subsidiaries	**100.00**	100.00
JG Summit (Cayman), Ltd.	**100.00**	100.00
JG Summit Philippines Ltd. and a Subsidiary	**100.00**	100.00
Petrochemicals		
JG Summit Petrochemical Corporation	**80.00**	80.00
Air Transportation		
Cebu Air, Inc. (CAI)*	**100.00**	49.00
CP Air Holdings, Inc.	**100.00**	–
Supplementary Businesses		
Cambridge Electronics Corporation (CEC)	**100.00**	100.00
Cebu Pacific Manufacturing Corporation	**100.00**	100.00
JG Cement Corporation	**100.00**	100.00
Premiere Printing Company, Inc.	**100.00**	100.00
Savannah Industrial Corporation	**100.00**	100.00
Terai Industrial Corporation	**100.00**	100.00
Unicon Insurance Brokers Corporation	**100.00**	100.00
Universal Consolidated Corporation	**100.00**	–
Hello Snack Foods Corporation	–	100.00

*The Parent Company's equity investment in CAI was increased to 100% in September 2001. Accordingly, the financial statements of CAI are included in the consolidated financial statements as of December 31, 2001.

On August 9, 2001, DIGITEL established Digitel Capital Philippines, Ltd. (DCPL), a wholly owned subsidiary, which will engage in any activity allowed under any law of the British Virgin Islands. As of December 31, 2001, DCPL has not yet started commercial operations.

On September 18, 2001, DIGITEL established Digitel Mobile Philippines Inc. (DMPI), a wholly owned subsidiary, which will provide wire and wireless public and private telecommunication services. As of December 31, 2001, DMPI has not yet started commercial operations.

Under Philippine GAAP, it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: food, textiles, real estate and hotels, petrochemicals and substantially all subsidiaries in supplementary businesses.

Material intercompany balances and transactions have been eliminated in consolidation. The excess or deficiency of the Group's cost of such investments over its equity in the net assets of the investees which are not identifiable to specific assets is amortized on a straight-line basis over a period of 10 to 40 years.

Equity Investments

Equity investments in companies where the percentage of ownership is between 20% to 50% (affiliates) or where significant influence is exercised are accounted for under the equity method. Under this method, the cost of the investments is increased or decreased by the equity in net earnings or losses of the investees since dates of acquisition. Equity in net earnings or losses is adjusted for the straight-line amortization over a period of 5 to 25 years of the difference between the cost of such investments and the proportionate share in the underlying net assets of such investments at dates of acquisition. Dividends received are treated as a reduction of the carrying value of the investments.

Equity investments in companies where no significant influence is exercised are stated at cost. An allowance is set up for any substantial and presumably permanent decline in the aggregate carrying value of the investment in shares of stock.

Investments in the following companies are accounted for under the equity method:

Affiliates	Effective Percentage of Ownership	
	2001	2000
Cambridge Multi-Chem Electronics Corporation	**50.00**	–
Sterling Holdings and Security Corporation	**49.00**	49.00
Hunt-Universal Robina Corporation	**41.53**	40.30
Jobstreet.com Philippines, Inc.	**40.00**	40.00
United Industrial Corp., Ltd. (UIC, Ltd.)	**24.90**	24.90
Toledo Holdings Corporation	**23.75**	23.75
Bayantrade Dotcom, Inc.	**20.50**	20.50
First Private Power Corporation	**20.00**	20.00
Cebu Light Industrial Park, Inc.	**20.00**	20.00
Toledo Power Corporation	**20.00**	20.00
Cambridge Electronics Europe, Ltd.	**20.00**	–

Debt Issuance Expenses

Underwriting fees and other expenses incurred in connection with the issuance of bonds and notes are deferred and are being amortized over the lives of the respective debt securities issued. Debt issuance expenses are included in the Other assets account in the consolidated balance sheets.

Developmental and Preoperating Costs

Costs incurred prior to the start of commercial operations and costs directly related to the development of new routes (included under Other assets) were deferred and are being amortized over a period of 10 years from start of commercial operations and flying of new routes, respectively.

Deferred Costs

Expenditures of the telecommunications subsidiary consisting mainly of business development, start-up and project costs are initially deferred and are being amortized over a period of 5 to 10 years when the related activities or projects become operational. Deferred costs are included in the Other assets account in the consolidated balance sheets.

Research and Development Costs

Research and development costs attributable to the evaluation of models of new product lines being contracted for manufacturing by certain subsidiaries are deferred and are being amortized over the terms of the contracts or a maximum of 5 years.

Research and development costs pertaining to unsuccessful product lines are written off.

Maintenance Reserves

Anticipated costs of major repairs and maintenance of flight equipment are provided for based on flying hours. Such estimated costs are accrued and charged to operations. On a periodic basis, the subsidiary reviews the adequacy of the maintenance reserves based on actual maintenance and overhaul costs and past flight hour utilization.

Borrowing Costs

Borrowing costs are generally recognized as expense in the year in which these costs are incurred, except those borrowing costs that are directly attributable to the acquisition, development, improvement and construction of fixed assets and real estate which are capitalized as part of the cost of such assets.

The capitalization of borrowing costs as part of the cost of the assets (a) commences when the expenditures and borrowing costs for the fixed assets incurred and activities that are necessary to prepare the assets for their intended use or sale are in progress; (b) is suspended during extended periods in which active development, improvement and construction of the fixed assets is interrupted; and (c) ceases when substantially all the activities necessary to prepare fixed assets for their intended use or sale are complete.

Sales of Real Estate

Sales of real estate which include land and residential units are generally accounted for under the full accrual method. Under this method, the gain on sale is not recognized until the collectibility of the sales price is reasonably assured and the earning process is virtually complete. When a sale does not meet the requirements for income recognition, gain is deferred until such requirements are met. Sales of real estate which include sale of condominium units are accounted for under the percentage-of-completion method where the real estate subsidiaries have material obligations under the sales contracts to provide improvements after the property is sold. Under this method, the gain on sale is recognized as the related obligations are fulfilled.

Cost of subdivision land, condominium and residential units sold before completion of the project is determined based on actual costs and project estimates of contractors and technical staff. The costs to complete the development of sold subdivision land, condominium and residential units are shown as Estimated land development costs in the consolidated balance sheets. Interest costs on loans which are directly attributable to the construction are capitalized while development is in progress.

Rental Income

The real estate subsidiaries lease their commercial real estate properties through operating leases. Rental income on leased properties is recognized as earned based on the terms of the lease contracts.

Foreign Currency Transactions

Foreign currency denominated monetary assets and liabilities of the Group are translated at the prevailing Philippine Dealing System weighted average rate at balance sheet dates. Exchange gains or losses arising from foreign currency transactions are credited or charged directly to current operations.

Under Philippine GAAP, exchange differences arising from reporting long-term foreign currency monetary items at rates different from those at which these were previously recorded should, except as discussed in the following paragraph, normally be recognized in income for the year. However, such exchange differences may be deferred and recognized in income over the remaining lives of the monetary items to which they relate. The Group's policy is to recognize in current operations foreign exchange differentials on its long-term foreign currency monetary items.

Additionally, under Philippine GAAP, any exchange difference that results from a devaluation or from depreciation of a currency against which there is no practical means of hedging and that affects liabilities arising directly on the acquisition of assets invoiced and payable in foreign currency is included in the carrying amount of the related assets.

Consistent with Philippine GAAP, the Group capitalizes as part of the cost of the assets acquired or constructed, foreign exchange translation adjustments on foreign currency liabilities incurred in the acquisition and construction of property, plant and equipment. Foreign exchange translation adjustments on long-term monetary items not related to acquisition of property, plant and equipment are deferred and amortized over the remaining term of the debt.

In March 2000, the Accounting Standards Council (ASC) issued Exposure Draft No. 37 (ED 37), The Effects of Changes in Foreign Exchange Rates (revised), which will eliminate the deferral of foreign exchange differentials but will allow the capitalization of foreign exchange differentials only under modified conditions effective January 1, 2002. In December 2001, the ASC issued ED 37 (revised) to adopt International Accounting Standards. The capitalization of foreign exchange differentials under modified condition based on ED 37 (revised) will be effective on January 1, 2005. The Group's practice has been to capitalize foreign exchange losses arising directly on the acquisition of property, plant and equipment. Upon adoption of ED 37 (revised) on January 1, 2005, the Group will adopt the provisions on capitalization of foreign exchange losses based on the new SFAS which allows said capitalization only under certain conditions.

Pension Plans

The Parent Company and certain subsidiaries' retirement costs are determined using various methods such as the attained age cost method and age actuarial cost method which reflects the services rendered by the employees to the date of valuation and incorporates assumptions concerning employees' projected salaries. Unrecognized experience adjustments and past service costs are amortized over the expected remaining working lives of the employees.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting bases of assets and liabilities and their related tax bases and the carryforward benefit of the minimum corporate income tax (MCIT) and the tax effect of the net operating loss carryover (NOLCO). Under this method, deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the periods in which those temporary differences, NOLCO and MCIT are expected to be recovered, settled or applied. A valuation allowance is provided for the portion of deferred tax assets which is not expected to be realized in the future.

Earnings Per Share (EPS)

Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the year. For diluted EPS, the net income attributable to common stockholders and the weighted average number of shares outstanding is adjusted for the effects of interest expense (net of tax) and all dilutive potential common shares. Dilutive potential common shares represent the Parent Company's guaranteed 3½% Convertible Bonds Due 2003 (the Bonds) issued by its wholly owned subsidiary, JG Summit (Cayman), Ltd. For purposes of the diluted EPS computation, the Bonds are assumed to be converted at the beginning of the year.

Segments

For management purposes, the Group is organized into eight major operating businesses which comprise the bases on which the Group reports its primary segment information. Financial information on business segments is presented in Note 26.

Inter-segment asset, liabilities, revenue, expenses and results are eliminated in the consolidated financial statements.

3. Cash and Cash Equivalents

This account consists of:

	2001	2000
Cash on hand and in banks (see Note 23)	**₱372,418,361**	₱195,118,413
Money market placements	**3,091,230,487**	5,470,108,323
	₱3,463,648,848	₱5,665,226,736

4. Temporary Cash Investments

This account includes investment in foreign bonds amounting to ₱7,501.3 million in 2001 and ₱8,852.2 million in 2000, net of allowance for market decline of ₱1,580.8 million in 2001 and ₱1,342.4 million in 2000.

5. Receivables

This account consists of:

	2001	2000
Trade receivables - net of unrealized gain on real estate sales of ₱520,558,774 in 2001 and ₱774,662,976 in 2000 (see Note 23)	**₱9,271,019,790**	₱6,648,128,996
Advances to affiliated companies and others (see Note 23)	**1,880,765,179**	2,512,988,682
Finance receivables - net of unearned income	**1,553,551,032**	1,221,346,981
Interest receivable	**1,095,551,618**	1,497,052,082
Advances to suppliers	**310,659,750**	375,122,195
Other receivables	**1,460,697,353**	1,666,879,233
	15,572,244,722	13,921,518,169
Less allowance for doubtful accounts	**1,094,724,444**	793,428,501
	₱14,477,520,278	₱13,128,089,668

Finance receivables represent receivables from customers of Robinsons Savings Bank Corporation amounting to ₱1,553.6 million in 2001 and ₱992.0 million in 2000 and of JG Summit Capital Markets amounting to ₱229.4 million in 2000. Both companies are subsidiaries of JG Summit Capital Services Corp.

6. Inventories

This account consists of:

	2001	2000
Finished goods	**₱1,554,281,648**	₱946,630,496
Work-in-process	**382,025,162**	367,698,474
Raw materials	**1,968,973,918**	1,744,049,346
Materials in transit	**1,589,413,730**	1,235,692,920
Spare parts, packaging materials and other supplies	**1,841,343,865**	1,308,269,968
Poultry and hog breeder stock, market stock and by-products	**561,990,117**	488,924,546
Subdivision land and condominium and residential units for sale	**2,326,674,735**	1,826,800,169
	10,224,703,175	7,918,065,919
Less allowance for inventory obsolescence	**42,960,245**	23,185,904
	₱10,181,742,930	₱7,894,880,015

Under the terms of the agreements covering liabilities under trust receipts, certain inventories have been released to certain consolidated subsidiaries in trust for the banks. The consolidated subsidiaries are accountable to the banks for the value of the trusteed inventories or their sales proceeds.

7. Equity Investments and Advances

This account consists of:

	2001	2000
At equity:		
Acquisition cost	**₱10,928,813,265**	₱10,167,195,442
Accumulated equity in net earnings (see Note 16):		
Balance at beginning of year	**1,218,999,030**	654,087,000
Equity in net earnings for the year (including goodwill amortization)	**504,645,402**	939,259,667
Accumulated earnings of CAI	**(21,902,119)**	–
Cash dividends received	**(220,000,000)**	(374,347,637)
Balance at end of year	**1,481,742,313**	1,218,999,030
	12,410,555,578	11,386,194,472
At cost - *net of allowance for decline in value* of ₱150.1 million in 2001 and ₱355.9 million in 2000	**2,068,647,810**	2,036,597,237
Advances (see Note 23)	**2,897,931,356**	2,387,306,691
	₱17,377,134,744	₱15,810,098,400

On May 17, 1999 and October 18, 1999, the Parent Company through JG Summit Capital Services, sold all of its investments in shares of stock in Philippine Commercial International Bank (PCI Bank), and Far East Bank and Trust Company (Far East Bank), respectively.

The gain from the sale of investments in Apo Cement Corporation , PCIBank and Far East Bank totalling ₱10.0 billion in 1999 is included in Other income (expenses) account in the consolidated statements of income (see Note 19).

In March 2000, a Subsidiary, converted its advances to 49% equity of the common shares and 100% of the preferred shares of URC International Co. Ltd. (URCICL), a company incorporated in the British Virgin Islands. Subsequently, URCICL formed two wholly owned subsidiaries, namely Hongkong China Foods Co. Ltd. and URC Asean Brands Co. Ltd., also incorporated in the British Virgin Islands, which in turn acquired, for approximately ₱2.8 billion, majority ownership of the following companies:

Company Name	% of Ownership
URC Hong Kong Company Limited (formerly Hongkong Peggy Snacks Foods Co. Ltd.)	100.00
Tianjin Pacific Foods Manufacturing Co. Ltd.	100.00
Shanghai Peggy Foods Co. Ltd.	100.00
Xiamen-Tongan Pacific Foods Co. Ltd.	100.00
URC Foods (Singapore) Pte Ltd (formerly Pan Pacific Snacks Pte. Ltd.)	100.00
URC (Thailand) Co., Ltd (formerly Thai Peggy Foods Co. Ltd.)	100.00
Panyu Peggy Foods Co. Ltd.	90.00
URC Snack Foods (Malaysia) Sdn. Bhd. (formerly Pacific World Sdn. Bhd.)	91.52
Ricellent Sdn. Bhd.	54.03
Presto Trading Co. Ltd.	48.98

The foregoing acquisitions were accounted for by URC as a purchase. The excess of acquisition costs over the fair values of the net assets acquired resulted in a goodwill of ₱1.149 billion (reflected under "Other assets - unamortized goodwill" in the consolidated balance sheets) which is being amortized on a straight-line basis over 10 years. The investment in URCICL is included in the accompanying consolidated financial statements on the basis of URC's ownership of about 77% of the equity capital (outstanding common and preferred shares) and the control of the financial and operating policies of URCICL and its subsidiaries.

On December 17, 2000, DIGITEL, a subsidiary of the Parent Company entered into an agreement with East Asia Crossing Philippines, Inc. (EACPI) and the Philippine Crossing Land Corporation (PCLC) to form a joint venture known as Digitel Crossing. With this broadband network resource, DIGITEL will be able to cater to a wider spectrum of local and multinational firms operating in top foreign destinations in the US, Europe and Asia. DIGITEL shall own 40% equity interest in the said venture and residual interest shall be shared by EACPI and PCLC at 40% and 20%, respectively. DIGITEL is committed to the joint venture in the amount of US$12.0 million, out of which, it has paid US$7.7 million as of December 31, 2001.

8. Investments in Real Properties

This account consists of:

	2001	2000
Land and improvements	**₱4,116,909,334**	₱4,127,776,973
Buildings and improvements	**8,142,293,578**	7,331,377,743
	12,259,202,912	11,459,154,716
Less accumulated depreciation and amortization	**1,926,128,880**	1,648,243,033
	10,333,074,032	9,810,911,683
Construction in progress	**2,933,635,483**	1,249,307,414
	₱13,266,709,515	₱11,060,219,097

In September 1996, parcels of land of RLC and Manila Midtown Hotels and Land Corporation (MMHLC) were appraised by an independent firm of appraisers. RLC and MMHLC, however, have not recorded the appraised values in their books. The appraised values of the land and its related cost are shown below.

	Appraised Values	Cost
RLC	₱21,557,915,125	₱2,026,933,313
MMHLC	4,215,528,000	176,391,901
	₱25,773,443,125	₱2,203,325,214

Had the appraised values been taken up in the books of RLC, its investment account and its total stockholders' equity as of December 31, 2001 and 2000 would have been increased by ₱22,901.1 million and ₱22,947.8 million, respectively, net of appraised values for land sold amounting to about ₱669.0 million in 2001 and ₱622.4 million in 2000.

Interest expense on loans capitalized to investment in properties amounted to ₱445.0 million, ₱87.0 million and ₱85.0 million in 2001, 2000 and 1999, respectively.

The leased facilities account represents the net present value of the future lease payments covering the local exchange facilities being leased from the Department of Transportation and Communication under the Financial Lease Agreement for a term of 30 years. The corresponding lease obligation is included in Long-term Debt. The present value of future lease payments for the next five years (in millions) are as follows: 2001 - ₱203.0; 2002 - ₱191.0; 2003 - ₱181.7; 2004 - ₱175.2; and 2005 - ₱168.2.

Capitalized Costs

Certain property accounts include the following capitalized cost:

a) Interest on loans

Interest charges on loans capitalized to the subsidiaries' property accounts amounted to ₱527.0 million in 2001, ₱206.9 million in 2000 and ₱334.4 million in 1999.

b) Foreign exchange losses

Adjustments to property accounts for exchange differentials arising from restatements of foreign currency denominated loans to prevailing exchange rates were additions of ₱270.6 million in 2001, ₱1,131.5 million in 2000 and ₱600.6 million in 1999.

Impairment Loss

On April 30, 2001, the ASC issued ED 44, "Impairment of Assets," which requires property, plant and equipment and intangible assets to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, effective January 1, 2002. The Group will adopt the provision on the impairment of assets on a prospective basis upon the adoption of ED 44.

Valuation

Between 1976 and 1987, certain subsidiaries had their property, plant and equipment appraised by independent firms of appraisers. The recording of such appraisals resulted in additions of about ₱3.0 billion to the valuation of these properties. The net revaluation increment pertaining to these properties as of December 31, 2001, 2000 and 1999 amounted to ₱101.7 million, ₱105.8 million and ₱109.9 million, respectively, and the depreciation of such appraisal increment for each of the three years in the period ended December 31, 2001 amounted to ₱4.1 million.

Such revaluation increment forms part of the excess of the fair market value of the net assets of certain subsidiaries discussed in the foregoing paragraph over their costs of acquisition which excess is credited to deferred credits (see Note 15) in the accompanying consolidated financial statements.

10. Other Assets

This account consists of:

	2001	2000
Goodwill - net	**₱1,719,110,254**	₱1,558,037,802
Deferred charges - net (see Note 14)	**1,027,444,532**	1,666,079,644
Deferred tax assets (see Note 21)	**630,713,503**	476,582,310
Miscellaneous investments	**612,442,736**	538,391,051
Preoperating expenses - net	**516,428,732**	475,818,130
Miscellaneous deposits (see Note 25)	**369,396,199**	352,194,146
Others	**1,239,735,190**	1,000,632,074
	₱6,115,271,146	₱6,067,735,157

11. Accounts Payable and Accrued Expenses

This account consists of:

	2001	2000
Trade payables	**₱4,078,813,351**	₱2,866,067,932
Accrued expenses	**3,631,201,332**	3,786,914,675
Finance liabilities	**1,103,572,626**	671,268,575
Other payables (see Note 25)	**2,736,770,905**	2,903,342,616
	₱11,550,358,214	₱10,227,593,798

12. Notes Payable

This account consists of short-term Philippine peso and US dollar-denominated loans obtained from local and foreign banks and short-term commercial papers with interest rates at prevailing market rates.

The following table shows the breakdown of notes payable as to security:

	2001	2000
Secured	**₱4,086,588,999**	₱–
Unsecured	**7,253,898,697**	3,298,366,408
	₱11,340,487,696	₱3,298,366,408

The foregoing secured notes payable are covered by US treasury notes with face value totaling US$100.0 million as of December 31, 2001.

13. Equipment-Related Liability

This account consists of:

	2001	2000
Suppliers' credit agreements with maturities from 2001 to 2007, at interest rates of 1.5% to 2% over 180-day London Interbank Offered Rate (LIBOR)	**₱13,167,273,783**	₱12,798,365,716
Suppliers' credit payable quarterly up to 2002 at interest rate of 1.5% over 90-day LIBOR	**156,048,847**	197,026,912
	13,323,322,630	12,995,392,628
Less current portion	**2,458,093,814**	1,059,860,595
	₱10,865,228,816	₱11,935,532,033

Debt repayment for the next six years is as follows: ₱2,458.1 million in 2002, ₱1,911.3 million in 2003, ₱2,034.6 million in 2004, ₱2,477.0 million in 2005, ₱1,862.8 million in 2006 and ₱2,579.6 million in 2007.

14. Long-term Debt

Long-term debt is summarized as follows:

	2001	2000
Foreign Currencies		
Convertible bonds amounting to US$300 million with interest at 3½%	**₱5,476,503,810**	₱6,445,644,714
US$200 million 8% Notes Due 2002	**6,035,065,950**	7,435,667,430
US$200 million 8.375% Notes Due 2004	**3,919,084,110**	3,862,368,234
US$100 million 8 3/8% Notes Due 2006	**2,733,099,996**	3,222,293,851
US$102.3million Due 2006	**5,287,887,000**	–
Various borrowings from banks with maturities from 2001 to 2005, at interest rates of 1.5% to 2% over 180-day LIBOR	**3,389,657,198**	4,383,407,372
Various loans from foreign banks, payable in semi-annual installments at interest rates ranging from 3.86% to 8.07%	**2,482,746,425**	2,604,426,629
	29,324,044,489	27,953,808,230

(Forward)

	2001	2000
Philippine Peso		
Capital lease obligation (see Note 9)	**₱2,747,122,291**	₱2,880,370,000
Long-term commercial paper maturing in 2001 and 2003, interest is payable quarterly at the rate agreed upon with the creditors	**1,500,000,000**	2,500,000,000
Philippine Sugar Corporation restructured loans payable in 25 equal annual amortizations of ₱9,884,321 (including interest amounting to ₱6,023,882 in 2001 and ₱6,293,214 in 2000)	**80,318,420**	83,909,527
	4,327,440,711	5,464,279,527
	33,651,485,200	33,418,087,757
Less current portion	**8,040,789,538**	2,773,887,364
	₱25,610,695,662	₱30,644,200,393

The following table shows the breakdown of long-term debt as to security:

	2001	2000
Secured	**₱1,714,366,715**	₱2,185,521,765
Unsecured	**31,937,118,485**	31,232,565,992
	₱33,651,485,200	₱33,418,087,757

For purposes of the foregoing classification, long-term debts of subsidiaries that are guaranteed by the Parent Company and/or covered by a negative pledge on their assets are considered unsecured.

Repayments of long-term debt are scheduled as follows:

	2001	2000
2001	**₱–**	₱2,773,887,364
2002	**8,040,789,538**	9,467,820,688
2003	**8,393,790,120**	9,400,844,887
2004	**5,330,212,581**	5,196,935,814
2005	**1,394,001,917**	695,622,783
2006	**8,479,898,422**	3,617,816,342
Thereafter	**2,012,792,622**	2,265,159,879
	₱33,651,485,200	₱33,418,087,757

The exchange rates used to restate the foreign currency borrowings were ₱51.690 to US$1.00 and ₱49.986 to US$1.00 as of December 31, 2001 and 2000, respectively, except for the foreign currency borrowings of certain subsidiaries with fiscal year ending September 30, which were restated at ₱51.348 to US$1.00 and ₱46.213 to US$1.00 in 2001 and 2000, respectively.

Underwriting fees and other expenses incurred in connection with the issuance of the Bonds and the Notes have been deferred and are being amortized over the terms of the respective debt securities issued. Accumulated amortization included in deferred charges under Other assets account in the consolidated balance sheets amounted to ₱566.9 million and ₱527.2 million as of December 31, 2001 and 2000, respectively.

Some of the loan agreements contain certain provisions which, among others, require the maintenance of specified financial ratios at certain levels and impose negative covenants which, among others, relate to a subsidiary's ownership structure and nature of business, merger or consolidation with another entity, mortgages of assets, and acquisition of its own capital stock. As of December 31, 2001 and 2000, the subsidiary is in compliance with such loan covenants.

On March 1, 1996, the Parent Company was granted authority by the Securities and Exchange Commission (SEC) to issue long-term commercial papers amounting to ₱5 billion. Outstanding issuances by the Parent Company of long-term commercial papers amounted to ₱1.5 billion in 2001 and ₱2.5 billion in 2000 with maturities in 2001 and 2003. Interest rates range from 14% to 21% per annum.

On October 30, 1996, the Parent Company's Board of Directors authorized the Parent Company or a designated subsidiary to issue up to US$500 million aggregate principal amount of medium-term notes pursuant to a Global Medium-Term Note Programme (the Programme). In 2001, the issuing subsidiary reacquired notes totaling US$8.5 million. Gain on reacquisition amounted to ₱12.3 million (US$240,795).

On December 19, 1996, Universal Robina (Cayman), Ltd. (URCL) issued US$100 million 8 3/8 % Notes Due 2006 (the Notes) guaranteed by URC. Unless previously redeemed or purchased and cancelled, the Notes will be redeemed at their principal amount, plus accrued and unpaid interest, on December 19, 2006. URCL reacquired US$4.5 million in 2001 and US$12.0 million in 2000 worth of bonds and realized a gain of ₱ 33.6 million in 2001 and ₱48.7 million in 2000.

The Parent Company is contingently liable as guarantor of 3½% Convertible Bonds Due 2003 (the Bonds) issued by its wholly owned subsidiary, JG Summit (Cayman), Ltd. As of December 31, 2001 and 2000, the outstanding balance of the Bonds amounted to US$105.9 million (₱5,476.5 million) and US$128.9 million (₱6,445.6 million), respectively.

Unless previously purchased and cancelled or redeemed, the Bonds are convertible into the Parent Company's common shares up to November 23, 2003; provided, however, that subject to existing constitutional limitations, the Parent Company shall have the option to pay the cash equivalent to the converting bondholder.

The Bonds are redeemable at the option of JG Summit (Cayman), Ltd., in whole or in part, at 100% of their principal amount plus accrued interest to the date of redemption subject to certain conditions. In 2001, JG Summit (Cayman), Ltd. recorded a gain of ₱111.1 million (US$2.2 million) from reacquisition of its convertible bonds worth US$11.0 million.

Under the terms and conditions of the Bonds, neither the Parent Company, JG Summit (Cayman), Ltd. nor any principal subsidiary (subsidiary whose gross revenues or total assets exceed 15% of the consolidated gross revenues or consolidated assets of the Parent Company and its subsidiaries where the percentage of ownership exceeds 50%), will create or permit to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest upon the whole or any part of its property, assets or present or future revenues to secure any public debt. Exceptions are when, at the same time or prior thereto, JG Summit (Cayman), Ltd.'s obligations under the Bonds and the indenture dated December 23, 1993 (the Indenture) or, as the case may be, the Parent Company's obligations under the Indenture:

(i) are secured equally and ratably therewith or benefit from a guaranty or indemnity in substantially identical terms thereto, as the case may be; or

(ii) have the benefit of such other security, guaranty, indemnity or other arrangement as shall be approved by the extraordinary resolution of the bondholders.

In August 2001, JG Summit Philippines, Ltd., a wholly owned subsidiary of the Parent Company issued Guaranteed Floating Rate Notes 2006 (the Notes), with the Parent Company as guarantor. As of December 31, 2001, the outstanding balance of the Notes amounted to US$52.3 million (₱2,703.4 million).

Under the agreement, the obligations of the Parent Company, in respect of the Notes, will constitute direct, unconditional, unsecured and unsubordinated obligations of the Parent Company and (subject as aforesaid) will rank pari passu with all other present and future unsecured and unsubordinated obligations of the Parent Company, save for such as may be preferred by mandatory provisions of applicable law.

On the same date, JG Summit Philippines, Ltd. entered into a Term Loan Facility Agreement, with the Parent Company as guarantor. As of December 31, 2001, the outstanding balance of the loan amounted to US$50.0 million (₱2,584.5 million).

The term loan has a put option where creditor-banks may request repayment from JG Summit Philippines, Ltd. of the whole or any part of its participation in the loan on September 10, 2004, the option date.

Under the term loan facility agreement, neither JG Summit Philippines, Ltd. nor the Parent Company shall procure that no major subsidiary (URC, RLC and DIGITEL) will create or permit to subsist, any security interest (means any mortgages, pledge, lien, charge, assignment or arrangement having the effect of conferring security) of any of its assets. However, this does not apply to the following security interests:

a. over any asset in favor of an export credit agency securing an amount not more than the amount financed or guaranteed by that export credit agency in connection with the acquisition of that asset; or

b. securing any loan or credit accommodation classified by the Manual of Regulations for Banks and Other Financial Intermediaries of the Bangko Sentral ng Pilipinas as a loan or credit accommodation made by a bank or a financial institution to its directors, officers, stockholders and their related interests;

c. securing supplier's credit incurred in the ordinary course of business of the borrowing entity; or

d. arising in the ordinary course of the trade finance business; or

e. as set out in the agreement and securing principal amounts outstanding on the agreement date.

In addition, neither JG Summit Philippines Ltd. nor the Parent Company shall procure that no major subsidiary shall:

a. sell, transfer or otherwise dispose of any of its assets to a third party on terms whereby it is or may be leased to or reacquired or acquired by the Parent Company or any of its related subsidiaries and entities; or

b. sell, transfer or otherwise dispose of any of its receivables to a third party on recourse terms, except for the discounting of bills or notes in the ordinary course of trading, in circumstances where the transaction is entered into primarily as a method of incurring indebtedness except where the sole purpose of the transaction is tax management.

Additionally, the Parent Company is required to maintain certain financial ratios during the term of the loan. As of December 31, 2001, the Parent Company is in compliance with said financial covenants.

15. Deferred Credits

This account represents the unamortized balance of the net excess of equity in net assets at dates of acquisition over costs relating to the acquisition of shares of stock of certain consolidated subsidiaries.

16. Stockholders' Equity

Retained earnings include undistributed earnings amounting to ₱19.7 billion, ₱22.1 billion and ₱20.1 billion as of December 31, 2001, 2000 and 1999, respectively, representing accumulated equity in the net earnings of consolidated and unconsolidated subsidiaries and affiliates, which is not available for dividend declaration until received in the form of dividends from the investees.

The Parent Company has outstanding treasury shares of 98,082,000 shares in 2001 and 2000 and 97,082,000 shares in 1999.

On July 25, 2001, the Parent Company's Board of Directors declared and ratified by the stockholders, a 10% stock dividend to stockholders as of August 24, 2001.

17. Cost of Goods Sold

This account consists of:

	2001	2000	1999
Raw materials used	**₱12,705,774,965**	₱10,149,601,226	₱9,051,399,478
Containers and packaging materials used	**2,269,841,783**	2,020,891,191	1,463,268,463
Direct labor	**930,625,689**	825,817,754	734,503,896
Variable manufacturing/farm expenses	**8,939,152,042**	5,620,732,986	4,959,188,488
Total manufacturing cost	**24,845,394,479**	18,617,043,157	16,208,360,325
By-products produced - net	**(368,985,703)**	(217,811,574)	(190,768,386)
Goods in process	**17,767,163**	86,051,239	(12,835,908)
Cost of goods manufactured	**24,494,175,939**	18,485,282,822	16,004,756,031
Finished goods	**(271,198,236)**	314,875,962	31,303,679
	₱24,222,977,703	₱18,800,158,784	₱16,036,059,710

18. Operating and Other Expenses

This account consists of:

	2001	2000	1999
Depreciation and amortization	**₱3,853,290,034**	₱2,373,896,810	₱2,218,096,968
Outside services	**2,208,130,817**	1,755,690,912	1,544,220,679
Salaries and wages (see Note 20)	**1,701,158,838**	1,412,047,652	1,126,479,482
Utilities and supplies	**400,584,448**	304,963,751	202,823,854
Others	**3,497,520,328**	2,207,692,764	2,122,104,934
	₱11,660,684,465	₱8,054,291,889	₱7,213,725,917

19. Other Income (Expenses)

This account consists of:

	2001	2000	1999
Foreign exchange gains - net (see Notes 21 and 23)	**₱143,790,115**	₱1,113,873,169	₱568,914,497
Gain on sale/repurchase of investment securities	**247,312,080**	48,658,342	837,204,217
Gain on sale of investments (see Note 7)	**–**	–	9,961,677,360
Miscellaneous	**(582,803,996)**	(657,425,236)	(494,610,036)
	(₱191,701,801)	₱505,106,275	₱10,873,186,038

The miscellaneous account includes, among others, provision for decline in value of marketable equity securities, write-offs, amortization of deferred charges and goodwill, plant shutdown and other expenses, net of other income.

20. Pension Plans

The Parent Company and certain subsidiaries have various noncontributory employee benefit plans covering regular and permanent employees. The plans provide retirement, separation, disability and death benefits to their members. The consolidated subsidiaries, however, reserve the right to discontinue, suspend or change the rate and amounts of their contributions at any time on account of business necessity or adverse economic conditions. The funds of the plans are being administered and managed by the stockholders as trustees.

Total pension expenses charged to operations amounted to ₱236.5 million, ₱41.1 million and ₱68.0 million in 2001, 2000 and 1999, respectively.

21. Income Taxes

Under current tax regulations, the corporate income tax rate applicable is 32% in 2000 and onwards and 33% in 1999. Interest allowed as a deductible expense is reduced by an amount equivalent to 38% in 2000 and onwards and 39% in 1999 of interest income subjected to final tax. The regulations also imposed MCIT of 2% of gross income and a NOLCO which may be applied against the income tax liability and taxable income, respectively, over a three-year period from the year of incurrence.

Provision for income tax consists of:

	2001	2000	1999
Current	**₱613,684,808**	₱620,587,449	₱464,488,789
Deferred	**336,910,095**	154,414,778	(14,232,950)
	₱950,594,903	₱775,002,227	₱450,255,839

Provision for income tax - current includes the 20% final tax withheld on interest income.

Components of the Group's deferred tax assets and liabilities are as follows:

	2001	2000
Deferred tax assets on:		
Unrealized foreign exchange loss	**₱653,081,991**	₱476,582,310
Allowance for doubtful accounts	**322,718,429**	181,022,982
NOLCO	**97,610,237**	97,823,261
Unfunded pension benefits	**6,051,564**	3,909,158
Unamortized past service costs	**1,341,939**	842,178
Others	**(63,888,319)**	(29,548,796)
MCIT carryforward	**20,971,823**	22,086,786
	1,037,887,664	752,717,879
Deferred tax liabilities on:		
Unamortized capitalized interest	**(862,745,604)**	(823,256,306)
Realized foreign exchange loss	**(66,001,404)**	41,140,705
Unrealized foreign exchange gain on advances	**(118,460,526)**	(47,622,951)
Double depreciation	**(85,245,178)**	–
Unrealized profit on excess of market value over cost of hog market stocks	**(47,717,355)**	–
Others	**53,375,917**	90,713,572
	(1,126,794,150)	(739,024,980)
	(₱88,906,486)	₱13,692,899

The net current and noncurrent components of deferred tax assets and liabilities are included in the following accounts in the consolidated balance sheets:

	2001	2000
Other current assets	**₱407,174,161**	₱276,135,569
Other assets	**630,713,503**	476,582,310
Customers' deposits and other current liabilities	**(224,978,267)**	–
Due to affiliated companies and other liabilities	**(901,815,883)**	(739,024,980)
	(₱88,906,486)	₱13,692,899

23. Related Party Transactions

The Group, in their regular conduct of business, has engaged in transactions with each other and with affiliated companies. The more significant transactions include sales, purchases, regular banking transactions, borrowings, leases of properties, and cash advances made and obtained.

Intercompany transactions are eliminated in the accompanying consolidated financial statements.

Related party transactions not eliminated are as follows:

	2001	2000
Advances to affiliated companies	**₱4,778,696,535**	₱4,900,295,373
Trade receivables - affiliates	**711,865,388**	–
Due to affiliated companies	**2,101,447,373**	2,063,201,764

24. Registration with Government Authorities/Franchise

Certain operations of consolidated subsidiaries are registered with the BOI as preferred pioneer and non-pioneer activities. A particular consolidated subsidiary is also registered with the Philippine Tourism Authority. As registered enterprises, these consolidated subsidiaries are subject to some requirements and are entitled to certain tax and nontax incentives which are considered in computing the provision for income tax.

On January 14, 1998, DIGITEL was registered with the BOI as an expanding operator of public telecommunications services and International Gateway Facility-2 (IGF) on a non-pioneer status with a registered capacity of 785,000 lines covering the areas of Regions I to V and the Cordillera Autonomous Region. Under the terms of its registration, DIGITEL is entitled to income tax holiday (ITH) for 3 to 6 years on income derived from certain areas, additional deduction of labor expenses for 5 years but not simultaneous with the income tax holiday, employment of foreign nationals for 5 years and unrestricted use of consigned equipment. However, DIGITEL is subject to certain requirements such as (a) maintaining a base equity of at least 25%, (b) filing of specialized financial reports with the BOI, and (c) the need for prior approval to issue stock convertible into voting stock, repurchase its own stock, invest in, extend loans or buy bonds in substantial amount from any enterprise other than those bonds issued by the Philippine Government, expand its capacity, with or without incentives and the transfer of ownership or control of the subsidiary.

On August 7, 2000, DIGITEL was granted by the National Telecommunications Commission (NTC) a Provisional Authority (PA) authorizing it to construct, install, operate and maintain a Nationwide Cellular Telephone System (CMTS) using Global System for Mobile (GSM) and/or Code Division Multiple Access (CDMA) technology. In this connection, the Parent Company will build a high-powered performance GSM/1800 network with a suite of application and services.

Such PA expired on February 7, 2002, although prior to the said date, a motion for extension was filed by the Parent Company with the NTC on January 23, 2002. A PA is a continuing authority which means that even if it has already expired, a company can still operate.

On August 10, 2001, DIGITEL was registered with the BOI as a new operator of telecommunication systems or nationwide cellular mobile telephone services-GSM Communication network, on a pioneer status with a registered capacity of 553,451 lines. Under the terms of its registration, DIGITEL is entitled to ITH for six years, reckoned from January 2003 or from the actual start of commercial operation whichever comes first, but in no case earlier than the date of registration; provided, however, that the subsidiary has complied with the infusion of the minimum investment cost of ₱1.0 billion not later than 4 years from the date of its registration. In case of failure to comply with the said investment requirement, the BOI shall be constrained to automatically amend the project's status of registration from pioneer entitled to 6 years ITH to non-pioneer entitled to 4 years ITH. Prior to availment of ITH incentive, the subsidiary shall submit proof of compliance to the Tree Planting Program of the BOI. The subsidiary is also allowed for an additional deduction of 50% of the wages if the project meets the prescribed ratio of capital equipment to number of workers set by the BOI of not more than US$10,000 to one worker and provided that this incentive shall not be availed of simultaneously with the ITH. Also, the subsidiary shall have unrestricted use of consigned equipment and allowed to employ foreign nationals.

In relation to the incentives from BOI, the DIGITEL is required to maintain a 75:25 debt to equity ratio. As of December 31, 2001, DIGITEL is in compliance with such requirement.

CAI operates under a franchise which extends up to the year 2031 granted by the Philippine Government under Republic Act No. 7151. As provided for under the franchise, CAI is subject to franchise tax of five percent of the gross revenues derived from transport operations.

CAI shall also be subject to income tax levied under Title II of the National Internal Revenue Code, as amended, and tax on its real property under existing laws on revenues earned from activities other than air transportation.

In the event that any competing individual, partnership or corporation receives and enjoys tax privileges and other favorable terms which tend to place the subsidiary at any disadvantage, then such provisions shall be deemed *ipso facto* part hereof and shall operate equally in favor of the subsidiary. Hence, for purposes of computing the corporate income tax, CAI depreciates its assets to the extent of not more than twice as fast the normal rate of depreciation, pays the lower of the franchise tax and the corporate income tax and carryovers as a deduction from taxable income any net loss incurred in any year up to 5 years following the year of such loss.

25. **Commitments and Contingent Liabilities**

a. ₱2.03 Billion Bid for the Philippine Government's Equity
<u>in Philippine Shipyard and Engineering Corporation (Philseco)</u>

In December 1993, the Parent Company, as a member with a 60% interest in a consortium with Jurong Shipping Ltd. and Sembawang Holdings Pte Ltd. (co-bidders), submitted the highest bid amounting to ₱2.03 billion for the acquisition of the Philippine Government's equity representing 87.67% of the outstanding capital stock of Philseco.

In January 1994, the Committee on Privatization (COP) of the Asset Privatization Trust (APT) awarded the Philseco sale to Philyards Holdings, Inc. (Philyards) on the basis of its exercise of an option to top the highest bid by 5%, made possible by the other losing bidders joining Philyards to package their topping bid. The Parent Company believes that this decision is without merit and has filed before the Supreme Court on March 11, 1994 a petition for mandamus to nullify the award to Philyards and to compel the COP and the APT to award the sale to the Parent Company.

On November 20, 2000, the Supreme Court of the Philippines upheld the Parent Company's case and rendered its decision awarding to the Parent Company the highest bid for the acquisition of Philseco shares.

On January 29, 2001, respondents Philyards, the COP and APT have filed with the Supreme Court, a motion for reconsideration of the November 20, 2000 Supreme Court's decision.

As of January 28, 2002, the final resolution of the case is pending with the Supreme Court. It is the opinion of the management that this claim will be resolved without material adverse effect on the accompanying consolidated financial statements.

As of December 31, 2001 and 2000, Other assets account includes ₱130.0 million (see Note 10) representing required bid deposit paid to APT. The bid deposit, of which 60% belongs to the Parent Company and the remaining 40% to the co-bidders, is currently being held under escrow with Equitable-PCIBank Inc. pending resolution of the case described in the preceding paragraph. The amount due to the Parent Company's co-bidders of ₱52.0 million is shown under Accounts payable and accrued expenses account in the accompanying consolidated balance sheets.

b. Others

Certain consolidated subsidiaries are defendants to lawsuits or claims filed by third parties which are pending decisions by the courts or are under negotiation, the outcomes of which are not presently determinable. In the opinion of management, the eventual liability under these lawsuits or claims, if any, will not have a material effect on the consolidated financial statements.

In the normal course of business, the Parent Company also makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment and tax assessments. The Parent Company does not anticipate any material losses as a result of the commitments and contingent liabilities.

c. Off-balance Sheet Items

In the normal course of a subsidiary bank's operations, there are various outstanding contingent liabilities and bank guarantees which are not reflected in the accompanying consolidated financial statements. The subsidiary bank does not anticipate material unreserved losses as a result of these transactions.

The following is a summary of the subsidiary bank's commitments and contingent liabilities at their equivalent peso contractual amounts:

	2001	2000
Outward bills for collection	**₱447,020**	₱335,265
Items held for safekeeping	**9,892**	3,607
Others	**1,724**	688

In addition, in the normal course of business, certain subsidiaries have contingent liabilities arising from foreign exchange forward contracts. Related revaluation adjustments up to December 31, 2001 and 2000 have been reflected in the accompanying consolidated financial statements. Contractual obligations arising from these contracts outstanding as of December 31, 2001 have been fully settled and complied with by the respective subsidiaries in the first quarter of 2002. Only one contract amounting to US$2.0 million is still pending settlement by June 2002, the contractual maturity date.

The subsidiaries settled their forward exchange contracts in the first quarter of 2002 at a net gain of US$463,000.

26. Business Segment Information

The ASC issued SFAS No. 31, effective for financial statements, as applicable, beginning on or after January 31, 2001. Such SFAS requires that a public business enterprise report financial and descriptive information about reportable segments. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources among operating segments.

The industry segments where the Group operates are as follows:

- Food, agro-industrial and commodities businesses - manufacturer of snack foods, granulated coffee and pre-mixed coffee, chocolates, candies, biscuits, instant noodles, ice cream and frozen novelties, pasta and tomato-based products and canned beans; hog, chicken and manufacturing and distribution of animal feeds, corn products and vegetable oil and the synthesis of veterinary compound; sugar milling and refining and flour milling.

- Real estate and hotels - ownership, development, leasing and management of shopping malls and retail developments; ownership and operation of prime hotels in major Philippine cities; development, sale and leasing of office condominium space in office buildings and mixed use developments including high rise residential condominiums; and development of land into residential subdivisions, and sale of subdivision lots and residential houses and the provision of customer financing for sales.

- Textiles - manufacturer and exporter of pure cotton and blended yarns as well as pure cotton and blended fabrics including denim and piece-dyed fabrics (twills and canvass) chambray.

- Telecommunications - service provider of voice and data telecommunication services which include international gateway facilities, a local exchange network and traditional business services (fax, telex, leased lines and other value-added network products; value-added network provider using electronics data interchange).

- Petrochemicals - manufacturer of polypropylene, polyethylene and other industrial chemicals.
- International capital and financial services - thrift banking operations; foreign exchange and securities dealing; and offshore financial institutions.
- Air transportation - air transport services both domestic and international.
- Other supplementary businesses - manufacturer of printed circuit boards; air charter services; power generation; printing services; internet-related services; packaging materials; insurance brokering and securities investments.

Financial information about the operations of these business segments is summarized as follows:

	Revenues		Total Assets		Net Assets	
	2001	2000	**2001**	2000	**2001**	2000
			(In Millions)			
Food, agro-industrial and commodities	**₱18,883.3**	₱15,705.5	**₱33,162.3**	₱27,361.2	**₱15,350.6**	₱13,528.6
Telecommunications	**6,517.0**	4,823.0	**36,269.0**	34,386.6	**5,888.0**	5,852.2
International capital and financial services	**4,592.2**	4,336.0	**34,794.2**	33,751.9	**19,773.4**	19,381.1
Petrochemicals	**3,962.7**	3,922.2	**11,364.0**	10,892.9	**776.6**	1,656.0
Air transportation	**3,761.6**	–	**1,936.0**	–	**119.4**	–
Real estate and hotels	**3,406.7**	3,020.0	**18,191.2**	15,098.5	**9,354.2**	8,536.8
Textiles	**2,064.6**	1,800.2	**3,850.7**	3,617.5	**2,112.5**	1,775.4
Other supplementary businesses	**997.0**	833.3	**1,716.4**	1,572.9	**(20.8)**	0.5
	₱44,185.1	₱34,440.2	**₱141,283.8**	₱126,681.5	**₱53,353.9**	₱50,730.6

27. Subsequent Events

On January 4, 2002, the Parent Company established JG Summit Limited, a wholly owned subsidiary incorporated as an international business company with limited liability under the laws of the British Virgin Islands.

In January 2002, JG Summit Limited issued US$100 million (₱51,690.0 million), 9.25 per cent Notes due 2006 (the Notes) which are unconditionally and irrevocably guaranteed by the Parent Company. The terms and conditions of the Notes provide for a negative pledge and financial covenants to be complied with by JG Summit Limited and the Parent Company starting 2002.

In April 2002, the Parent Company's Board of Directors approved to appropriate ₱8,827.3 million from its unrestricted retained earnings for the following:

Appropriation for JG Summit Philippines, Ltd. 02 Note under the Global Medium Term Note Program	₱7,327,315,950
Appropriation for the Parent Company's long-term commercial papers maturing in 2003	1,500,000,000
	₱8,827,315,950

28. **Reclassification**

Certain accounts in 2000 were reclassified to conform with the 2001 presentation.

SGV & Co

Report of Independent Public Accountants

SyCip Gorres Velayo & Co

6760 Ayala Avenue
1226 Makati City
Philippines

Tel 632 891 0307
Fax 632 819 0872

www.sgv.com.ph

The Stockholders and the Board of Directors
JG Summit Holdings, Inc.
43rd Floor, Robinsons-Equitable Tower
ADB Avenue corner Poveda Road, Pasig City

We have audited in accordance with auditing standards generally accepted in the Philippines, the consolidated financial statements of JG Summit Holdings, Inc. and Subsidiaries (the Company) included in this Form 17-A and have issued our report thereon dated April 11, 2002. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the Index to the Financial Statements and Supplementary Schedules are the responsibility of the Company's management. These schedules are presented for purposes of complying with the Securities Regulation Code (SRC) Rule 68 and are not part of the basic financial statements. These schedules have been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, based on our audit and the report of other auditors, fairly state in all material respect the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Sycip, Gorres, Velayo & Co.

A. B. CABAL
Partner
CPA Certificate No. 15534
PTR No. 6723206
January 2, 2002
Makati City

April 11, 2002

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE C - LONG-TERM INVESTMENTS IN SECURITIES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG-TERM INVESTMENTS IN STOCK,
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
DECEMBER 31, 2001

	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE	
Name of Issuing Entity and Description of Investment	Number of Shares of Principal Amount of Bonds and Notes	Amount in Pesos	Equity in net Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares of Principal Amount of Bonds and Notes	Amount in Pesos
AT EQUITY								
First Private Power Corporation	3,200,000	P 517,490,784	P 90,891,218		P (200,000,000)		3,200,000	P 408,382,002
Toledo Power Corporation	290,971,106	203,639,317	35,248,339	P 33,742,601	(20,000,000)		290,971,106	252,630,257
Sterling Holdings & Security Corporation	1,278,798	127,843,708	(2,683)				1,278,798	127,841,025
Hunts-Universal Robina Corporation	1,400,000	62,168,876	26,080,511	492,894			1,400,000	88,742,281
Cebu Light Industrial Park	600,000	59,392,400	(847,694)	1,874,294			600,000	60,419,000
Toledo Holdings Power Corporation	47,500	(7,604)	16,850	(13,850)			47,500	(4,604)
United Industrial Corp. Limited		10,279,558,872	356,869,705	314,509,667				10,950,938,244
Digitel Crossing		99,996,000	-	292,869,840				392,865,840
Cambridge Multi-chem Electronics Corporation		-	1,554,685	32,221,240			3,222,124	33,775,925
Cambridge Electronics Europe, Ltd.		-		131,136			2,000	131,136
JOYCO	-		(5,165,529)	100,000,000			10,000,000	94,834,471
Cebu Air	122,500	36,112,119	-			(36,112,119)		0
		11,386,194,472	504,645,403	775,827,822	(220,000,000)	(36,112,119)		12,410,555,578
AT COST		2,036,597,237		32,050,573				0
Advances		2,387,306,691		510,624,665				2,068,647,810
								2,897,931,356
		4,423,903,928	-	542,675,238	-	-	-	4,966,579,166
Total		P 15,810,098,400	P 504,645,403	P 1,318,503,060	P (220,000,000)	P (36,112,119)		P 17,377,134,744

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE E - PROPERTY, PLANT AND EQUIPMENT
FOR THE YEAR ENDED DECEMBER 31, 2001

	Beginning Balance	Additions at Cost	Retirements	Other Changes Additions (Deductions)	Ending Balance
AT COST					
Land	P 718,335,705	P 224,422,000		P 132,144,830	P 1,074,902,535
Land improvements	1,207,283,005	32,732,855		461,662,676	1,701,678,536
Buildings and improvements	8,793,473,485	550,613,676		275,830,080	9,619,917,241
Machinery and equipment	24,316,667,366	2,044,444,373	(105,029,082)	(260,115,487)	25,995,967,170
Outside plant facilites	9,628,030,475	26,747,888		2,115,383,037	11,770,161,400
Central office equipment	9,026,757,525	112,637,696	(209,573)	720,199,674	9,859,385,322
Furniture, fixtures and equipment	947,227,475	812,365,973		(1,909,742)	1,757,683,706
Transportation equipment	3,646,273,101	2,306,812,865	(4,049,266)	(1,716,391,356)	4,232,645,344
Flight equipment and others	-			3,176,339,653	3,176,339,653
Leased facilities	2,917,684,422			(315,504,448)	2,602,179,974
Construction in progress and equipment in transit	5,029,643,773	1,634,088,301		(497,921,536)	6,165,810,538
	66,231,376,332	7,744,865,627	(109,287,921)	4,089,717,381	77,956,671,419
APPRAISAL INCREMENT					
Land	41,979,471				41,979,471
Land improvements	19,505,104				19,505,104
Building improvements	523,188,339				523,188,339
Machinery and equipment	589,073,064				589,073,064
Furniture, fixtures and equipment	2,275,200				2,275,200
Transportation equipment	1,543,492				1,543,492
	1,177,564,670	-	-	-	1,177,564,670
	P 67,408,941,002	P 7,744,865,627	P (109,287,921)	P 4,089,717,381	P 79,134,236,089

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE F - ACCUMULATED DEPRECIATION
FOR THE YEAR ENDED DECEMBER 31, 2001

	Beginning Balance	Additions at Cost	Retirements	Other Changes Additions (Deductions)	Ending Balance
AT Cost					
Land	P 125,494	P -	P -	P -	P 125,494
Land improvements	174,308,689	42,929,342		(3,562,068)	213,675,963
Building improvements	1,588,238,519	593,275,516		(11,177,654)	2,170,336,381
Machinery and equipment	8,319,165,406	1,654,032,068	(16,507,562)	63,088,679	10,019,778,591
Outside plant facilites	1,363,640,303	781,211,951			2,144,852,254
Central office equipment	1,138,157,353	874,333,957	(4,086)	5,094,607	2,017,581,831
Furniture, fixtures and equipment	1,287,419,908	774,903,164		1,979,839	2,064,302,911
Transportation equipment	1,084,665,276	364,286,548	(3,067,781)	80,492,673	1,526,376,716
Leased facilities	861,721,341				861,721,341
	15,817,442,289	5,084,972,546	(19,579,429)	135,916,076	21,018,751,482
Appraisal Increase					
Land					-
Land improvements	7,640,864	1,440			7,642,304
Building improvements	459,471,782	4,092,238			463,564,020
Machinery and equipment	589,073,061				589,073,061
Furniture, fixtures and equipment	2,275,200				2,275,200
Transportation equipment	1,543,492				1,543,492
	1,060,004,399	4,093,678	-	-	1,064,098,077
	P16,877,446,688	P 5,089,066,224	P (19,579,429)	P 135,916,076	P 22,082,849,559

JG SUMMIT HOLDINGS, INC.

SCHEDULE K - CAPITAL STOCK
DECEMBER 31, 2001

Title of Issue	Number of Shares Authorized	Number of Shares Issued and Outstanding	Number of Shares Reserved for Options Warrants, Conversion and Other Rights	Number of Shares Held by		
				Affiliates	Directors Officers and Employees	Others
Common Stock at P1 par value	14,850,800,000	6,797,191,657	-	291,063,945	2,854,091,472	3,652,036,240